中信泰富有限公司

BY COURIER

RECEIVED Exemption No. 82-5232

Date : 23rd August, 2007 2007 AUG 27 A 11:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07026259

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since July 23, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Alice Tso
Assistant Director -
Company Secretariat

dw 8/28

Encls.
AT/ww/LTR-2882

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since July 23, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Return of Allotments
   Date : July 25, 2007
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Announcement on Proposed Spin-Off and Separate Listing of Dah Chong Hong Holdings Limited on the Main Board of The Stock Exchange of Hong Kong Limited
   Date : July 31, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : August 7, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Announcement on Date of Board Meeting
   Date : August 10, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Return of Allotments
   Date : August 16, 2007
   Entity Requiring Item : Hong Kong Companies Registry

6. Document : Announcement on Continuing Connected Transaction relating to the Construction of Infrastructure at the Mining Area and Disposal of 20% interest in the Mining Projects
   Date : August 20, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : 2007 Interim Report of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China)
Date : August 21, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Unaudited Financial Statements of Daye for the Six Months Ended 2007 *(only available in Chinese)*
Date : August 21, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Announcement of resolutions passed at the twentieth meeting of the Fourth Session of Board of Directors of Daye *(only available in Chinese)*
Date : August 21, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Announcement of resolutions passed at the thirteenth meeting of the Fourth Session of Supervisory Committee of Daye *(only available in Chinese)*
Date : August 21, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

11. Document : Announcement of Interim Results for the Six Months Ended 30th June, 2007
Date : August 22, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

Return of Allotments

公司註冊處
Companies Registry

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2007 AUG 27 A 11:44
OFFICE OF THE COMPANIES REGISTRY

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

由 From

日 DD	月 MM	年 YYYY
27	06	2007

至 To

日 DD	月 MM	年 YYYY
27	06	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	80,000
已繳及應繳的溢價總額 [第5A(a) . 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	4,340,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	883,556,464

Your Receipt
Companies Registry
H.K.

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: 2918 4838
電郵地址 E-mail Address: -
檔號 Reference: -

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫本欄 For Official Use

25/07/2007 11:00:34
Submission No.: 222067743/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$4,340.00

Receipt No.	Method	Amount(HKD)
222220096014	Chq	$4,340.00
Total Paid		$4,340.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	200,000	HKD0.40	HK$22.10	Nil	HK$21.7	4,340,000

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class: Shares	類別 Class
Tan Hui Fa	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	200,000	
	各類別股份分配的總數 Total Shares Allotted by Class	200,000	Nil

簽署 Signed :

姓名 Name : Chan Chui Sheung, Stella

~~董事 Director~~／秘書 Secretary *

日期 Date : 25th July 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

The announcement does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation. In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that may be obtained from the issuer or selling security holder and that would contain detailed information about the company and management, as well as financial statements.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

ANNOUNCEMENT
PROPOSED SPIN-OFF AND SEPARATE LISTING OF DAH CHONG HONG HOLDINGS LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The Board is pleased to announce that on 31 July 2007, DCH submitted an advance booking form for an application for the listing of, and permission to deal in, the DCH Shares on the main board of the Stock Exchange. On 20 July 2007, CITIC Pacific has put forward to the Stock Exchange a proposal for the separate listing of DCH, pursuant to Practice Note 15 of the Listing Rules.

DCH Group is a diversified business conglomerate in motor vehicle sales, motor vehicle related business and services, sales of food and consumer products, as well as logistics services supported by integrated distribution platforms and with a well-established base

and network in Mainland China, Hong Kong and Macao.

It is intended that assured entitlement to certain DCH Shares will be provided to qualifying Shareholders, subject to certain conditions. The details of such assured entitlement have not yet been finalised and will be announced in due course.

As each of the total assets and revenue of DCH represents more than 5% of CITIC Pacific's total assets and revenue, respectively, DCH is a "major subsidiary" of CITIC Pacific as defined under the Listing Rules. In addition, since the applicable ratios calculated with reference to the Proposed Spin-off is expected to be more than 5% but less than 25%, the Proposed Spin-off may constitute a material dilution of CITIC Pacific's interest in DCH and a possible discloseable transaction under Chapter 14 of the Listing Rules.

The Proposed Spin-off is therefore subject to approval from the Shareholders under paragraph 3(e)(1)(ii) of Practice Note 15 of the Listing Rules. A circular containing further information with respect to the Proposed Spin-off will be despatched to the Shareholders as and when appropriate.

Investors are reminded that no final decision has been made by CITIC Pacific yet as to whether and when the Proposed Spin-off will be effected. There is also no assurance that the approval of the Stock Exchange and/or the Listing Committee for the Proposed Spin-off and the listing of, and permission to deal in, the DCH Shares on the main board of the Stock Exchange will be granted. Further announcement in relation to the Proposed Spin-off will be made by CITIC Pacific as and when necessary in compliance with the Listing Rules.

As the listing of the DCH Shares pursuant to the Proposed Spin-off is subject to, among others, the approval of the Stock Exchange and/or the Listing Committee, the approval of the Shareholders, the final decision of the Board and of DCH, the Proposed Spin-off may or may not occur. Shareholders and other investors are reminded to exercise caution when dealing in the securities of CITIC Pacific.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to announce that on 31 July 2007, DCH submitted an advance booking form for an application for the listing of, and permission to deal in, the DCH Shares on the main board of the Stock Exchange. BNP Paribas Capital (Asia Pacific) Limited has been

appointed as the sponsor to DCH in its listing application. On 20 July 2007, CITIC Pacific has put forward to the Stock Exchange a proposal for the separate listing of DCH, pursuant to Practice Note 15 of the Listing Rules.

INFORMATION ON DCH

DCH is currently a wholly owned subsidiary of CITIC Pacific. DCH Group is a diversified business conglomerate in motor vehicle sales, motor vehicle related business and services, sales of food and consumer products, as well as logistics services supported by integrated distribution platforms and with a well-established base and network in Mainland China, Hong Kong and Macao.

INFORMATION ON THE PROPOSED SPIN-OFF

It is currently proposed that, pursuant to the Share Offer, DCH Shares will be offered for subscription to the public in Hong Kong, and subscription and sale to certain professional, institutional and other investors and may include a potential offer for subscription of DCH Shares to qualifying Shareholders.

The Group's percentage interest in the share capital of DCH will be reduced but DCH is expected to remain a subsidiary of CITIC Pacific upon completion of the Share Offer, subject to the final structure of the Share Offer which is not yet confirmed at this stage.

RATIONALE AND BENEFITS OF THE PROPOSED SPIN-OFF

The Board proposes the separate listing of DCH as it believes that the separate listing of DCH will be beneficial to the Group for the following reasons:

- the Proposed Spin-off could unlock the value of DCH and investors would be able to appraise and assess the performance and potential of DCH separate and distinct from that of CITIC Pacific. CITIC Pacific is expected to remain a major shareholder of DCH after the listing, and to benefit from any enhanced value of DCH through the Proposed Spin-off; and

- the Proposed Spin-off is expected to comprise sale of existing shares and subscription of new shares of DCH. Proceeds from the sale and subscription may also provide funding to the Group and DCH to make further development in their businesses respectively.

The Board considers that such listing will also be beneficial to DCH Group for the following reasons:

- It provides flexibility and a more diversified funding source for the DCH Group to finance its existing operations and to support its growth through continuing organic expansion as well as acquisitions.

- It enables the DCH Group to take advantage of the significant global growth potential by attracting new investors who are seeking investment opportunities in a conglomerate engaged in a broad range of businesses.

ASSURED ENTITLEMENT AND FURTHER ANNOUNCEMENT

The Board will give due regard to the interests of the Shareholders by providing qualifying Shareholders with assured entitlement to a certain number of DCH Shares (subject to certain conditions) by way of preferred application, if the Stock Exchange and/or the Listing Committee and the Shareholders have given its approval of the Proposed Spin-off and/or the Share Offer, and the Board and the board of directors of DCH decide to proceed with the Proposed Spin-off and the Share Offer. The details of such assured entitlement have not yet been finalised. Further announcement will be made by CITIC Pacific in due course setting out the details of the assured entitlement to be made to the qualifying Shareholders.

APPROVAL REQUIRED FROM THE SHAREHOLDERS

As each of the total assets and revenue of DCH represents more than 5% of CITIC Pacific's total assets and revenue, respectively, DCH is a "major subsidiary" of CITIC Pacific as defined under the Listing Rules. In addition, since the applicable ratios calculated with reference to the Proposed Spin-off is expected to be more than 5%, but less than 25%, the Proposed Spin-off may constitute a material dilution of CITIC Pacific's interest in DCH and a possible discloseable transaction under Chapter 14 of the Listing Rules.

The Proposed Spin-off is therefore subject to approval from the Shareholders under paragraph 3(e)(1)(ii) of Practice Note 15 of the Listing Rules. A circular containing further information with respect to the Proposed Spin-off will be despatched to the Shareholders as and when appropriate.

GENERAL

The Group's business includes manufacturing of special steel, property development and investment, infrastructure (such as power generation, aviation, civil infrastructure and communications), marketing and distribution.

Investors are reminded that no final decision has been made by CITIC Pacific yet as to whether and when the Proposed Spin-off will be effected. There is also no assurance that the approval of the Listing Committee for the Proposed Spin-off and the listing of, and permission to deal in, the DCH Shares on the main board of the Stock Exchange will be granted.

Further announcement in relation to the Proposed Spin-off will be made by CITIC Pacific as and when necessary in compliance with the Listing Rules.

As the listing of the DCH Shares pursuant to the Proposed Spin-off is subject to, among others, the approval of the Stock Exchange and/or the Listing Committee, the approval of the Shareholders, the final decision of the Board and of DCH, the Proposed Spin-off may or may not occur. Shareholders and other investors are reminded to exercise caution when dealing in the securities of CITIC Pacific.

DEFINITIONS

"Board"	the board of directors of CITIC Pacific;
"CITIC Pacific" or "the Company"	CITIC Pacific Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the main board of the Stock Exchange;
"DCH Group"	DCH and its subsidiaries;
"DCH Shares"	ordinary shares in the capital of DCH;
"DCH"	Dah Chong Hong Holdings Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of the Company as at the date of this announcement;

"Group"	CITIC Pacific and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Committee"	the Listing Committee of the Stock Exchange;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Macao"	the Macao Special Administrative Region of the People's Republic of China;
"PRC" or **"Mainland China"**	the People's Republic of China which for the purpose of this announcement, excludes Hong Kong and Macao;
"Proposed Spin-off"	the proposed spin-off of the interests in DCH currently held by the Group for the separate listing on the main board of the Stock Exchange;
"Share Offer"	the offer of DCH Shares to the public in Hong Kong for subscription, the placing of DCH Shares with certain professional, institutional and other investors and a potential offer for subscription of DCH Shares to qualifying Shareholders, pursuant to the listing of DCH Shares on the main board of the Stock Exchange;
"Shareholders"	the shareholders of CITIC Pacific; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 31 July 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended July 31, 2007

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Stella Chan Chui Sheung Tel No.: 2820-2111
(Name of Responsible Official)

Date : August 7, 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓ 3. Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,208,891,160	—	---
Increase/~~(Decrease)~~ during the month	312,000	—	---
Balance at close of the month :	2,209,203,160	—	---

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	Please refer to the attached sheet.					
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ____ 2.______ Subscription price: HK$ ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:					312,000

Remarks : ______________________

Authorised Signatory:

Name : Stella Chan Chui Sheung
Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH No. of Options	MOVEMENT DURING THE MONTH Granted	Exercised	Cancelled	SECURITIES IN ISSUE AT CLOSE OF THE MONTH No. of Options	IN NO. OF NEW SHARES ARISING THEREFROM
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	5,760,000	--	--	--	5,760,000	Nil
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	11,942,000	--	312,000	--	11,630,000	312,000

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Date of Board Meeting

This is to announce that a meeting of the Board of Directors of CITIC Pacific Limited (the "Company") will be held on Wednesday, 22 August 2007 at the registered office of the Company for the purpose of, inter alia, announcing the interim results for the six months ended 30 June 2007 and considering declaration of an interim dividend.

For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 10 August, 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	19	07	2007
至 To	06	08	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	125,200
已繳及應繳的溢價總額 [第5A(a)．5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	6,792,100

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	883,681,664

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: 2918 4838
電郵地址 E-mail Address: -
檔號 Reference: -

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿 ...

Your Receipt
Companies Registry
H.K.

16/08/2007 15:07:15

Submission No.:	231069025/1
CR NO.:	0145656
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$6,793.00

Receipt No.	Method	Amount(HKD)
312310097424	Chq	$6,793.00
Total Paid		$6,793.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	313,000	HKD0.40	HK$22.10	Nil	HK$21.7	6,792,100

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 F

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Shi Cui Ming	Flat E, 20/F., Willow Mansion, Taikoo Shing, Hong Kong	12,000	
Yu Ya Peng	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	300,000	
Tso Mun Wai	Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Homantin, Kowloon	1,000	
	各類別股份分配的總數 Total Shares Allotted by Class	313,000	Nil

簽署 Signed : [signature]

姓名 Name : Chan Chui Sheung, Stella

~~董事 Director／~~秘書 Secretary *

日期 Date : 16th August 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONTINUING CONNECTED TRANSACTION RELATING TO THE CONSTRUCTION OF INFRASTRUCTURE AT THE MINING AREA

AND

DISPOSAL OF 20% INTEREST IN THE MINING PROJECTS

INTRODUCTION

References are made to the circular of the Company dated 8 May 2006, in relation to the acquisition of certain mining rights in Western Australia, which constituted a major transaction for the Company, and the announcement of the Company dated 24 January 2007 in relation to the entering into of the Original General Construction Contract with MCC. The acquisition of mining rights was approved by a written shareholders' approval pursuant to Rule 14.44 of the Listing Rules.

The Directors announce that on 20 August 2007, Sino-Iron entered into the Supplemental Agreements with MCC in relation to, amongst other things, the adjustment to the scope of the Works as set out in the Original General Construction Contract and the revision of the Contract Sum to US$1,750 million.

The Directors further announce that on 20 August 2007, Catak, a wholly-owned subsidiary of the Company, and MCC entered into the Sale and Purchase Agreement for the disposal of the Group's 20% interest in Sino-Iron for a consideration equivalent to 20% of all the funds provided to Sino-Iron Holdings by the Group for the development of the Sino-Iron Project up to the date of Completion (including equity share capital and shareholders' loans) together with interest (subject to adjustment based on the completion audit on Sino-Iron Holdings). The Group's shareholding in Sino-Iron will be reduced to 80% as a result of the Disposal. On the same date, the Group also entered into the Side Letter with MCC

in relation to, amongst other things, the proposed transfer of the Group's 20% interest in Balmoral Holdings to MCC.

As at 31 July, 2007, the funds provided to Sino-Iron Holdings by the Group amounted to approximately US$498 million and the outstanding contractual commitment of Sino-Iron Holdings and/or Sino-Iron as at 31 July 2007 (after adjusting the incremental contract sum of US$644 million under the Supplemental Agreements) amounted to approximately US$1,739 million. The relevant amounts attributable to MCC, which equal to 20% of the aforesaid funds provided (together with interest) and 20% of the aforesaid contractual commitment, will amount to approximately US$100 million and US$348 million respectively.

The applicable percentage ratios computed pursuant to Rule 14.04(9) of the Listing Rules for the Disposal do not exceed 5%. Although the Disposal is not subject to the disclosure requirements of Chapter 14 of the Listing Rules, the Directors wish to disclose relevant details of the Disposal in order to keep shareholders of the Company informed of the progress of the Projects.

Upon Completion, MCC will become a substantial shareholder of a subsidiary of the Company and will therefore become a connected person of the Company as defined under Chapter 14A of the Listing Rules. As the Contract Sum is payable in accordance with the progress of the Works and settled on a monthly basis over an estimated period of five years, the Supplemented General Construction Contract and the transactions contemplated thereunder therefore constitute a non-exempt continuing connected transaction for the Company under Rule 14A.35 of the Listing Rules and, together with the relevant annual caps, are subject to reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 48 of the Listing Rules.

Shareholders of the Company holding in aggregate over 50% of the issued shares of the Company have indicated that they approve the Supplemented General Construction Contract and the transactions contemplated thereunder. The Company will procure the signing of a written shareholders' approval in accordance with Rule 14A.43 of the Listing Rules and will make an application to the Stock Exchange for a waiver from strict compliance with the requirement to hold a shareholders' meeting to approve the Supplemented General Construction Contract, failing which a shareholders' meeting will be convened for approving the Supplemented General Construction Contract.

A circular containing details of the Supplemented General Construction Contract, a letter from the independent board committee in relation to the Supplemented General Construction Contract, and a letter from the independent financial adviser in relation to the Supplemented General Construction Contract, will be despatched to the Shareholders as soon as practicable.

INTRODUCTION

References are made to the circular of the Company dated 8 May 2006, in relation to the acquisition of mining rights in Western Australia, which constituted a major transaction for the Company, and the announcement of the Company dated 24 January 2007 in relation to the

entering into of the General Construction Contract with MCC. The acquisition of mining rights was approved by a written shareholders' approval pursuant to Rule 14.44 of the Listing Rules.

Once an additional 1 billion tonnes of magnetite ore are identified by the Company, the Company will be under an obligation to complete the Balmoral Acquisition subject to obtaining the relevant consent from the Treasurer of Australia. Based on preliminary drilling results, subject to final confirmation, the additional 1 billion tonnes of magnetite ore would be available. Following completion of the Balmoral Acquisition, Balmoral will commence mining operations at the Mining Area, which will be carried out concurrently with, the mining operations of the Sino-Iron Project. The development of the Sino-Iron Project and the Balmoral Project will require the construction and installation of similar infrastructure and it would be more cost effective and expedient for the design, construction and installation of such infrastructure to be considered as a whole.

The Company has also been looking for appropriate partners with expertise in mining to participate in the Projects.

In view of the foregoing, the Group has entered into the Supplemented General Construction Contract, the Sale and Purchase Agreement and the Side Letter with MCC in order to facilitate strategic cooperation and to further develop the Projects.

SUPPLEMENTED GENERAL CONSTRUCTION CONTRACT

The Supplemental Agreements

Date: 20 August 2007

Parties: (1) Sino-Iron

(2) MCC

Subject matter:

The Supplemental Agreements set out the terms upon which the Original General Construction Contract is revised and additional terms in relation to the Works. Certain construction specifications for the Projects, including the installation of self-grinder and ball grinder production lines and pellet produce production lines, are also stipulated therein. Relevant details on the Original General Construction Contract have been disclosed by the Company in its announcement dated 24 January 2007.

Changes to the scope of the Works

Pursuant to the Supplemental Agreements, the terms of the Original General Construction Contract are revised to reflect, amongst other things, changes to the scope of the Works to be performed by MCC in order to satisfy the additional requirements of the Balmoral Project. Accordingly, the Works shall cater for the production capacity of 24,000,000 tonne iron ore concentrate per annum and 6,000,000 tonne pellet per annum, with the capability to expand production capacity to 36,000,000 tonne of products per annum. Such products would comprise of a mixture of iron ore concentrate, pellets and/or other value added products such as hot briquette iron. Ultimately, the products mix shall be determined by

Sino-Iron (and, following completion of the Balmoral Acquisition, by Balmoral, respectively) depending on market demand.

Contract Sum

Pursuant to the Original General Construction Contract, the price for the Works to be conducted by MCC under the Contract was estimated to be US$1,106 million, which amount is capped and no increase to the Contract Sum can be made unless otherwise agreed by both parties. Sino-Iron also agreed to pay 1% of the relevant price as Management Fee(s) in consideration of MCC managing relevant third party contractors. As at the date of the Original General Construction Contract, to the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, MCC and its ultimate beneficial owner are third parties independent of the Company and connected persons of the Company. Accordingly, the Original General Construction Contract did not constitute continuing connected transaction for the Company.

Pursuant to the Supplemental Agreements, the Contract Sum is revised to US$1,750 million.

The revised Contract Sum has been arrived at after negotiations on an arm's length basis, taking into consideration the experience of MCC, the complexity and the increased scope of the Works and the terms of the Supplemented General Construction Contract. The revised Contract Sum shall be payable in accordance with the progress of the Works settled on a monthly basis.

The revised Contract Sum takes into account the changes to the scope of the Works and the construction requirement of both the Sino-Iron Project and the Balmoral Project. It forms part of the aggregate estimated capital expenditure of the Sino-Iron Project and the Balmoral Project (being US$1,370 million and US$1,100 million respectively), which has been disclosed in the Company's circular dated 8 May 2006, and has been approved by shareholders of the Company as mentioned above.

PARTIAL DISPOSAL OF 20% INTEREST IN SINO-IRON

The Sale and Purchase Agreement

Date: 20 August 2007

Parties:
(1) Catak, as seller of the Sale Interest
(2) MCC, as purchaser of the Sale Interest

Assets involved

Pursuant to the Sale and Purchase Agreement, Catak will dispose 20% of the Group's interest in Sino-Iron Holdings to MCC, which is represented by 20% of the ordinary shares in the issued share capital of Sino-Iron Holdings and an interest-bearing shareholder's loan together with interest thereon accrued up to the date of Completion. For reference purpose, the number of ordinary shares in the issued capital of Sino-Iron Holdings as at the date of this announcement is 82,140,404 and the principal amount of an interest bearing shareholder's loan due by Sino-Iron Holdings as at 31 July 2007 was

approximately US$392 million. Prior to the Disposal, Catak holds 50% interest in Sino-Iron Holdings, which, together with the 50% interest in Sino-Iron Holdings held by Fortune Wave, also an indirect wholly-owned subsidiary of the Company, represents the Group's entire interest in Sino-Iron Holdings. Sino-Iron Holdings is directly interested in 100% in the share capital of Sino-Iron. Upon completion of the Sale and Purchase Agreement, the Group will retain an 80% interest in Sino-Iron Holdings and Sino-Iron. Sino-Iron Holdings and Sino-Iron will therefore continue to be accounted for as subsidiaries of the Company.

Consideration for the Disposal

The consideration for the Disposal is equivalent to 20% of all the funds provided to Sino-Iron Holdings by the Group for the development of the Sino-Iron Project (including equity share capital and shareholders' loans) up to the date of Completion together with interest accrued thereon (subject to adjustment based on the completion audit on Sino-Iron Holdings). As at 31 July 2007, the funds provided to Sino-Iron Holdings by the Group amounted to approximately US$498 million (comprising of share capital in the amount of approximately US$82 million, an interest bearing shareholder's loan in the amount of approximately US$392 million and interest in the amount of approximately US$24 million). The consideration shall be payable by MCC in cash on the date of Completion. Any adjustment to the consideration will be made by reference to a final audit on Sino-Iron Holdings in respect of the funds provided by Catak up to the date of Completion. Such audit will be jointly conducted by Catak and MCC within 30 days after the date of Completion.

The consideration was determined after arm's length negotiation between the parties, taking into account the historical contribution by the Group to Sino-Iron and the synergy opportunity presented by MCC's participation in the Projects.

Proceeds from the Disposal will be used by the Group as its working capital and for financing the Group's investment in the Projects.

Completion

Completion is conditional upon, amongst other things:

(a) the Company obtaining all the necessary approvals required under the Listing Rules;

(b) MCC obtaining all the necessary approvals required for matters relating to the Disposal from PRC government authorities (including, without limitation, approval for remittance of funds offshore);

(c) the parties obtaining all the necessary approvals from the relevant Australian government authorities in respect of the Disposal;

(d) Sino-Iron Holdings, MCC and Fortune Wave having entered into the Shareholders' Agreement, the main terms of which are as follows:

    (i) Scope of business of Sino-Iron Holdings

To engage in mining and related operations under the Sino-Iron Project.

(ii) *Capital Structure*

Upon Completion, Fortune Wave, Catak and MCC will hold 50%, 30% and 20% of the issued share capital of Sino-Iron Holdings respectively.

(iii) *Funding Commitment*

On a pro rata basis in accordance with the parties' shareholdings in Sino-Iron Holdings with reference to the budget to be worked out and agreed by the parties.

(iv) *Composition of the board*

A total of ten directors, of which two are appointed by MCC and four are appointed by each of Fortune Wave and Catak; and

(e) issuance of a letter of undertaking by MCC in favour of the Company pursuant to which (i) if Sino-Iron Holdings and/or Sino-Iron fail to perform their obligations and responsibilities under any legally binding documents in relation to the Sino-Iron Project to which they are parties, MCC shall assume 20% of such obligations and liabilities and (ii) MCC shall assume 20% of the liabilities under any guarantees provided by the Company for the Sino-Iron Project.

Completion shall take place within seven business days after the above conditions have been satisfied (or such later date as the parties may agree).

The Side Letter

Date: 20 August 2007

Parties: (1) the Company

(2) MCC

Subject matter:

Pursuant to the Side Letter, the parties agreed on, amongst others, the following matters in relation to the development of the Projects:

(a) Transfer of 20% interest in Balmoral Holdings

Subject to completion of the Balmoral Acquisition, the Group shall transfer to its 20% interest in Balmoral Holdings to MCC on substantially the same terms as the Disposal. A formal agreement will be entered into between the Company or its wholly owned subsidiary and MCC in respect of such transfer, and the Company will comply with any applicable Listing Rules requirements upon such transfer being made.

(b) Determination of significant matters

Subject to the requirements stipulated under the Sale and Purchase Agreement and the Shareholders' Agreement, any significant matters concerning the Sino-Iron Project shall be determined by the board of directors of Sino-Iron Holdings in accordance with the terms of the Shareholders' Agreement. MCC acknowledges that the Company has the right to appoint more than half of the total number of representatives on the board of directors and management committee of Sino-Iron Holdings. In the event that there is equal number of votes for and against certain matter, the chairman of the Sino-Iron Holdings board shall have a casting vote. The chairman of the Sino-Iron Holdings board shall be elected among the members of such board, a majority of which is controlled by the Company. The aforesaid stipulation is also applicable to Balmoral Holdings after the transfer of the Group's 20% interest in Balmoral Holdings to MCC.

COMPLIANCE WITH THE LISTING RULES

As at 31 July, 2007, the funds provided to Sino-Iron Holdings by the Group amounted to approximately US$498 million and the outstanding contractual commitment of Sino-Iron Holdings and/or Sino-Iron as at 31 July 2007 (after adjusting for increase in the Contract Sum of US$644 million under the Supplemental Agreements due to the changes to the scope of the Works and the construction requirement of both the Sino-Iron Project and the Balmoral Project) amounted to approximately US$1,739 million. The relevant amounts attributable to MCC, which equal 20% of the aforesaid funds provided (together with interest) and 20% of the aforesaid contractual commitment, will amount to approximately US$100 million and US$348 million respectively. The applicable percentage ratios computed from these figures pursuant to Rule 14.04(9) of the Listing Rules for the Disposal do not exceed 5%. Although the Disposal is not subject to the disclosure requirements of Chapter 14 of the Listing Rules, the Directors wish to disclose relevant details of the Disposal in order to keep shareholders of the Company informed of the progress of the Projects.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, MCC and its ultimate beneficial owner are third parties independent of the Company and connected persons of the Company, prior to the Disposal.

Upon Completion, MCC will become a substantial shareholder of a subsidiary of the Company and will therefore become a connected person of the Company as defined under Chapter 14A of the Listing Rules. As the Contract Sum is payable in accordance with the progress of the Works and settled on a monthly basis over an estimated period of five years, the Supplemented General Construction Contract and the transactions contemplated thereunder therefore constitute a non-exempt continuing connected transaction for the Company under Rule 14A.35 of the Listing Rules and, together with the relevant annual caps, are subject to reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 48 of the Listing Rules.

Annual Cap

The expected time required for the completion of all the Works to be conducted by MCC is approximately five years from the execution of the Supplemented General Construction Contract.

The payment of the Contract Sum depends on the progress of the Works to be completed. As it is anticipated that initial production will commence in 2009, a substantial part of the Works shall be performed in the first three years of the contract term. The estimated annual caps on the Contract Sum payable for the five financial years ending 31 December 2011 are as follows:

Financial year ending	**Annual cap**	
	Percentage of Contract Sum	**US$ (million)**
31 December 2007	30%	525
31 December 2008	40%	700
31 December 2009	40%	700
31 December 2010	25%	437.5
31 December 2011	20%	350

The Directors (other than the independent non-executive directors whose views will be set out in their letter to the Shareholders in the circular to be despatched) consider that the entering into of the Supplemental Agreements is in the interests of the Group and the Shareholders as a whole, and the terms of the Supplemented General Construction Contract (including the Contract Sum payable thereunder and the annual cap in relation thereto) are on normal commercial terms and are fair and reasonable.

Shareholders' approval

MCC has confirmed to the Company that neither it nor its associates have any interest in any shares of the Company giving the right to attend and vote at general meetings of the Company. As such, none of the Shareholders of the Company is required to abstain from voting on the Supplemented General Construction Contract.

The following Shareholders, who together beneficially interested in 1,233,323,285 shares representing approximately 55.82% of the issued share capital of the Company, have indicated that they approve the Supplemented General Construction Contract. The Company will make a submission to the Exchange that such Shareholders constitute a "closely allied group of shareholders" within the meaning of Rule 14.45. The Company will then procure the signing of a written independent shareholders' approval as required under Rule 14A.43 and will make an application to the Stock Exchange for a waiver from strict compliance with the requirement to hold a shareholders' meeting to approve the Supplemented General Construction Contract, failing which a shareholders' meeting will be convened for approving the Supplemented General Construction Contract. Further details on the foregoing matters will be disclosed in the circular to be despatched by the Company.

Name of beneficial shareholder	No. of ordinary shares beneficially interested	Percentage of total issued share capital of the Company as of the date hereof
CITIC Hong Kong (Holdings) Limited (through its wholly-owned subsidiaries)	635,919,285	28.78%
The Chairman and the Managing Director of the Company having an interest in the shares of the Company	452,381,000	20.48%
Power Corporation of Canada (a substantial shareholder of the Company as defined under the SFO and in which a non-executive director of the Company acts as the President)	145,023,000	6.56%
TOTAL	1,233,323,285	55.82%

An independent board committee, comprising independent non-executive Directors will be appointed to advise the Shareholders, and an independent financial adviser will be appointed to advise the independent board committee and the Shareholders, on whether the terms of the Supplemented General Construction Contract are on normal commercial terms and are fair and reasonable and in the interests of the Shareholders of the Company as a whole. The independent financial advisor will also advise whether it is normal practice for the Supplemented General Construction Contract to have a duration of more than three years.

REASONS AND BENEFITS FOR ENTERING INTO THE SUPPLEMENTAL AGREEMENT, THE SALE AND PURCHASE AGREEMENT AND THE SIDE LETTER

Given the development potential of the Balmoral Project, it is essential that it shall have all the geological exploration, mining, processing, transportation, and infrastructure and auxiliary facilities as necessary for producing the products of required quantity and quality. MCC's participation in the Projects will better align the interests of MCC and the Group, and will generate economies of scale and significant operational efficiency and cost-savings.

The Directors are of the view that each of the Supplemental Agreements, the Sale and Purchase Agreement and the Side Letter is on normal commercial, fair and reasonable terms, and consider

that the entering into of the Supplemental Agreements, the Sale and Purchase Agreement and the Side Letter as being in the best interests of the Company and its shareholders as a whole.

GENERAL

The Group is engaged in a diversified range of businesses in Hong Kong and the PRC, including the manufacturing of special steel, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and distribution of motor vehicles and consumer products.

MCC is an international construction company which has undertaken similar construction works for large scale iron ore projects in various countries including China, Brazil, Iran and Venezuela. MCC is chosen for the Projects for its ability to (i) undertake, complete and manage the Works up to world-class standards in terms of construction and safety management, and (ii) comply with the relevant legal and technical requirements in Australia and the applicable industry standards for similar types of construction works in Australia.

Catak is an indirect wholly-owned subsidiary of the Company and an investment holding company.

The principal business of Sino-Iron is the mining, extraction and processing of magnetite ore in the Mining Area.

The principal business of Sino-Iron Holdings is investment holding and its sole asset is its interest in Sino-Iron, which amount to 80% following the Disposal.

The principal business of Balmoral is the mining, extraction and processing of magnetite ore in the Mining Area.

The principal business of Balmoral Holdings is investment holding and its sole asset is its interest in Balmoral, which amount to 100% as at the date of the announcement.

A composite circular containing details of the Supplemented General Construction Contract, a letter from the independent board committee in relation to the Supplemented General Construction Contract, and a letter from the independent financial adviser in relation to the Supplemented General Construction Contract, will be despatched to the shareholders of the Company as soon as practicable.

DEFINITION

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"associate"	has the meaning ascribed to it under the Listing Rules
"Balmoral"	Balmoral Iron Pty Ltd., a company incorporated in Australia
"Balmoral Acquisition"	the acquisition by Balmoral Holdings of all the shares in Balmoral pursuant to the takeover agreement dated 31 March 2006 entered into between Mineralogy Pty Ltd., Balmoral Holdings, the Company, Mr. Clive Frederick Palmer and

	Balmoral
"Balmoral Holdings"	Balmoral Iron Holdings Pty Ltd., a company incorporated in Australia and wholly owned by the Company
"Balmoral Project"	the mining and extraction of magnetite ore from the Mining Area and the processing of that magnetite ore into products through mine and processing facilities or infrastructure to be constructed or installed by Balmoral
"Board"	the board of the Directors
"Business Day"	a day, other than a Saturday, a Sunday, a public holiday and a day on which a tropical cyclone warning no. 8 or above or a "black rainstorm warning signal" is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m., on which licensed banks are open for general banking business in Hong Kong throughout their normal business hours
"Catak"	Catak Enterprises Corp., a company incorporated in the British Virgin Islands and wholly owned by the Company
"CITIC Pacific" or the "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"Contract Sum"	the contract sum for the Works pursuant to the Original General Construction Contract or the Supplemented General Construction Contract (as applicable)
"Completion"	completion of the Disposal pursuant to the Sale and Purchase Agreement
"connected persons"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Disposal"	the disposal by Catak of 20% interest in Sino-Iron Holdings, pursuant to the terms of the Sale and Purchase Agreement
"Fortune Wave"	Fortune Wave Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	the independent committee of the Board comprising all the independent non-executive Directors, namely Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong established for the purpose of advising the independent Shareholders in relation to the Supplemented

	General Construction Contract and the transactions contemplated thereunder
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MCC"	China Metallurgical Group Corp., a company incorporated in the PRC
"Mining Area"	a specified area located under Mining Leases 08/123, 08/124 and 08/125 granted under the Mining Act of Western Australia
"Original General Construction Contract"	the general construction contract dated 24 January 2007 entered into between Sino-Iron and MCC in respect of the engagement of MCC by Sino-Iron for, amongst other things, the design, construction, installation and testing of certain infrastructure at the Mining Area
"PRC"	the People's Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"Projects"	the Sino-Iron Project and the Balmoral Project
"Sale and Purchase Agreement"	the sale and purchase agreement dated 20 August 2007 entered into between Catak and MCC in respect of the Disposal
"Sale Interest"	20% of the ordinary shares in the issued capital of Sino-Iron Holdings and an interest bearing shareholder's loan at the date of Completion together with interest thereon
"SFO"	Securities and Futures Ordinance of Hong Kong
"Shareholder(s)"	holder(s) of the share(s) in CITIC Pacific
"Shareholders' Agreement"	the shareholders' agreement to be entered into between the Sino-Iron Shareholders and Sino-Iron Holdings before Completion in respect of the operation and management of Sino-Iron Holdings
"Side Letter"	the side letter dated 20 August 2007 entered into between the Company and MCC in respect of various matters relating to the Projects
"Sino-Iron "	Sino-Iron Pty Ltd., a company incorporated in Australia and wholly owned by the Company
"Sino-Iron Holdings"	Sino-Iron Holdings Pty Limited, a company incorporated in Australia and the immediate holding company of Sino-Iron
"Sino-Iron Project"	the mining and extraction of magnetite ore from the Mining Area and the processing of that magnetite ore into products through mine and processing facilities or infrastructure to be

	constructed or installed by Sino-Iron
"Sino-Iron Shareholders"	Fortune Wave, Catak and MCC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreements"	the supplemental agreement and a side letter both dated 20 August 2007 entered into between Sino-Iron and MCC in respect of the supplemental terms to the Original General Construction Contract and certain construction specifications for the Projects respectively
"Supplemented General Construction Contract"	the Original General Construction Contract, as supplemented by the Supplemental Agreements
"US$"	United States dollars, the lawful currency of the United States
"Works"	the works which MCC are responsible for carrying out at the Mining Area under the Supplemented General Construction Contract, including the procurement of mining equipment, design, construction and installation of primary crushing plant, concentrator, pellet plant, material handling system, camp and other auxiliary infrastructure facilities

For illustration purpose, conversion of US$ to HK$ is based on the exchange rate of US$1 = HK$7.8

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 20 August 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2007 年半年度報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2007年半年度报告

董事长:蔡星海

目　　录

一、重要提示

重要提示：公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

没有董事、监事、高级管理人员对半年度报告内容的真实性、准确性、完整性无法做出保证或存在异议。

本公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证半年度报告中财务报告的真实、完整。

公司半年度财务报告未经审计。

二、公司基本情况

（一）公司简介

1. 公司法定中文名称：大冶特殊钢股份有限公司

   公司英文名称：DAYE SPECIAL STEEL CO. , LTD

2. 公司法定代表人：蔡星海

3. 公司董事会秘书：王培熹

   公司证券事务代表：王平国

   联系地址：湖北省黄石市黄石大道316号

   电　　话：0714—6297373

   传　　真：0714—6297280

   电子邮箱：dytg0708@163.com

4. 公司注册及办公地址：湖北省黄石市黄石大道316号

   邮政编码：435001

   公司国际互联网网址：http://www.dayesteel.com.cn

   电子邮箱：hbygzq@public.hs.hb.cn

5. 公司选定的信息披露报纸名称：《中国证券报》《证券时报》《上海证券报》

登载本半年度报告的中国证监会指定网站的网址：http://www.cninfo.com.cn

本半年度报告备置地点：公司董事会秘书室

6. 公司股票上市证券交易所：深圳证券交易所

股票简称：大冶特钢

股票代码：000708

（二）主要财务数据和指标

单位：（人民币）元

	2007 年 6 月 30 日	2006 年 12 月 31 日		本报告期末比上年度期末增减（%）	
		调整前	调整后	调整前	调整后
总资产	3,056,431,711	2,958,462,131	2,958,462,131	3.31	3.31
所有者权益（或股东权益）	1,493,101,250	1,322,031,965	1,322,031,965	12.94	12.94
每股净资产	3.322	2.942	2.942	12.92	12.92
	2007 年 1—6 月	2006 年 1—6 月		本报告期比上年同期增减（%）	
		调整前	调整后	调整前	调整后
营业利润	173,725,254	214,645,778	195,436,536	-19.06	-11.11
利润总额	171,069,285	196,358,556	196,358,556	-12.88	-12.88
净利润	171,069,285	196,358,556	196,358,556	-12.88	-12.88
扣除非经常性损益后的净利润	176,782,716	123,086,851	123,086,851	43.62	43.62
基本每股收益	0.38	0.44	0.44	-13.64	-13.64
稀释每股收益	0.38	0.44	0.44	-13.64	-13.64
净资产收益率	11.46%	16.64%	16.64%	下降 5.18 个百分点	下降 5.18 个百分点
经营活动产生的现金流量净额	44,091,460	333,617,903	333,617,903	-86.78	-86.78
每股经营活动产生的现金流量净额	0.10	0.74	0.74	-86.49	-86.49

注：扣除的非经常性损益项目及涉及金额：

非经常性损益项目	金额
计提的固定资产减值准备	-3,088,266
以前年度已经计提各项减值准备的转回	30,804
其它营业外收支：	-2,655,969
合计	-5,713,431

（三）按照中国证监会《公开发行证券公司信息披露编报规则第九号》的规定计算的净资产收益率和每股收益

报告期利润	2007 年 1—6 月			
	净资产收益率（%）		每股收益（元）	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
归属于公司普通股股东的净利润	11.46	12.15	0.38	0.38
扣除非经常性损益后归属于公司普通股股东的净利润	11.84	12.56	0.39	0.39

三、 股本变动和主要股东持股情况

（一）股份变动的原因

根据在股权分置改革中持有有限售条件流通股股东的承诺和申请，报告期内，公司股东武汉石化石油液化气公司、无锡市宏裕百货商店所分别持有的 114 万股、84 万股有限售条件的流通股分别于 2007 年 2 月 8 日、5 月 24 日解除限售期，上市流通。根据上市公司董事、监事和高级管理人员所持本公司股份及其变动管理规则的规定，公司监事会主席傅柏树先生所持有限售条件股份中有 684 股按规定满足了解除限售条件而解除限售期。

（二）股份变动的批准情况

武汉石化石油液化气公司、无锡市宏裕百货商店所持有限售条件的流通股解除限售期分别于 2007 年 2 月 2 日、5 月 22 日经深交所核准；深交所、中国结算深圳分公司按规定对公司监事会主席傅柏树先生所持在本年度可转让股份额度内的无限售条件的流通股进行解锁。

（三）股份总数、股份结构变动情况：

1、股份变动情况表

单位：股

	本次变动前		本次变动增减（+、-）					本次变动后	
	数量	比例	发行新股	送股	公积金转股	其他	小计	数量	比例
一、有限售条件股份	282,371,216	62.83				-1,980,684	-1,980,684	280,390,532	62.39
1、国家持股									
2、国有法人持股									
3、其他内资持股	155,752,736	34.65				-1,980,684	-1,980,684	153,772,052	34.21
其中：境内非国有法人持股	155,750,000	34.65				- 1,980,000	-1,980,000	153,770,000	34.21
境内自然人持股	2,736					-684	-684	2,052	
4、外资持股	126,618,480	28.18						126,618,480	28.18
其中：境外法人持股	126,618,480	28.18						126,618,480	28.18
境外自然人持股									
二、无限售条件股份	167,037,264	37.17				+1,980,684	+1,980,684	169,017,948	37.61
1、人民币普通股	167,037,264	37.17				+1,980,684	+1,980,684	169,017,948	37.61
2、境内上市的外资股									
3、境外上市的外资股									
三、股份总数	449,408,480	100.00						449,408,480	100.00

2、有限售条件股份可上市交易时间

单位：股

时间	限售期满新增可上市交易股份数量	有限售条件股份数量余额	无限售条件股份数量余额	说明
2007 年 2 月 7 日	2,440,000	279,928,480	169,480,000	武汉石化石油液化气公司、无锡市宏浴百货商店分别持有的有限售条件股份 114 万股、84 万股于 2007 年 2 月 8 日、5 月 24 日解除限售，上市流通。湖北华乐投资有限公司未作出承诺,也未申请解除限售股份的比例,其所持有限售条件股份 130 万股按规定自股改方案实施之日起，满 12 个月后可上市交易或转让。
2007 年 5 月 7 日	840,000	279,088,480	170,320,000	
2007 年 8 月 7 日	12,810,000	266,278,480	183,130,000	
2008 年 2 月 7 日	5,040,000	261,238,480	188,170,000	
2009 年 2 月 7 日	261,238,480	0	449,408,480	

3、前 10 名有限售条件股东持股数量及限售条件：

单位：股

序号	有限售条件股东名称	持有的有限售条件股份数量	可上市交易时间	新增可上市交易股份数量	限售条件
1	湖北新冶钢有限公司	134,620,000	2009 年 2 月 7 日	134,620,000	注 1
2	中信泰富（中国）投资有限公司	126,618,480	2009 年 2 月 7 日	126,618,480	
3	东风汽车公司	7,980,000	2007 年 8 月 7 日	7,980,000	注 3
4	襄阳汽车轴承股份有限公司	3,420,000	2008 年 2 月 7 日	3,420,000	注 2
5	湖北正智资产管理有限公司	2,280,000	2007 年 8 月 7 日	2,280,000	注 3
6	中国一拖集团有限公司	2,280,000	2007 年 8 月 7 日	2,280,000	注 3
7	湖北华乐投资有限公司	1,300,000	2007 年 2 月 7 日	1,300,000	注 4
8	中国北车集团北京南口机车车辆机械厂	1,140,000	2008 年 2 月 7 日	1,140,000	注 2
9	上海宏成物业有限公司	300,000	2008 年 2 月 7 日	300,000	注 2
10	北内集团总公司	270,000	2007 年 8 月 7 日	270,000	注 3

注:1：该公司承诺自改革方案实施之日起，至少在36 个月内不上市交易或者转让。

注:2：该公司承诺自改革方案实施之日起，至少在24 个月内不上市交易或者转让。

注:3：该公司承诺自改革方案实施之日起，至少在18 个月内不上市交易或者转让。

注:4：该公司未承诺限售期,按《上市公司股权分置改革管理办法》的规定，自改革方案实施之日起，在12个月内不上市交易或转让。

（四）报告期末股东持股情况

股东数量和持股情况：

单位：股

股东总数	42,407 户				
前 10 名股东持股情况					
股东名称	股东性质	持股比例（%）	持股总数	持有有限售条件股份数量	质押或冻结的股份数量

湖北新冶钢有限公司	境内非国有法人	29.95	134,620,000	134,620,000	
中信泰富（中国）投资有限公司	境外法人	28.18	126,618,480	126,618,480	
银丰证券投资基金	其他	3.67	16,476,060		
全国社保基金一零二组合	其他	2.67	12,016,810		
东风汽车公司	境内非国有法人	1.78	7,980,000	7,980,000	
全国社保基金一零八组合	其他	1.58	7,102,762		
中国农业银行-银河稳健证券投资基金	其他	0.85	3,821,928		
襄阳汽车轴承股份有限公司	境内非国有法人	0.76	3,420,000	3,420,000	
中国工商银行-南方成份精选股票型证券投资基金	其他	0.70	3,150,000		
湖北正智资产管理有限公司	境内非国有法人	0.51	2,280,000	2,280,000	

前10名无限售条件股东持股情况

股东名称	持有无限售条件股份数量	股份种类
银丰证券投资基金	16,476,060	人民币普通股
全国社保基金一零二组合	12,016,810	人民币普通股
全国社保基金一零八组合	7,102,762	人民币普通股
中国农业银行-银河稳健证券投资基金	3,821,928	人民币普通股
中国工商银行-南方成份精选股票型证券投资基金	3,150,000	人民币普通股
中信证券-建行-中信证券股债双赢集合资产管理计划	2,055,477	人民币普通股
裕阳证券投资基金	2,000,000	人民币普通股
中国建设银行-诺德价值优势股票型证券投资基金	1,000,000	人民币普通股
李毅	668,800	人民币普通股
中国银行-嘉实沪深300指数证券投资基金	634,020	人民币普通股
上述股东关联关系或一致行动的说明	公司前10名股东中的第1名和第2名股东属于《上市公司收购管理办法》中规定的一致行动人。未知前10名流通股股东之间及前10名流通股股东和前10名股东之间是否存在关联关系。	

说明：

1、湖北新冶钢有限公司、中信泰富（中国）投资有限公司为持有本公司5%以上股份的股东；

2、公司前十名股东中，前第一名股东和前第二名股东系同一实际控制人中信泰富有限公司控制的下属公司，属于《上市公司收购管理办法》中规定的一致行动人。

3、中信泰富（中国）投资有限公司为境外法人股东。

（五） 报告期内，公司控股股东、公司实际控制人未发生变化。

四、 董事、监事、高级管理人员情况

（一） 报告期内，公司董事、监事、高级管理人员持有公司股票的变动情况

报告期内，公司董事、监事、高级管理人员持有的公司股票未发生变动。

（二） 董事、监事、高级管理人员新聘或解聘情况

报告期内，公司董事、监事、高级管理人员没有发生新聘或解聘情况。

五、 董事会报告

（一）董事会的讨论与分析

报告期内，面对着特钢市场需求增多、价格回升、成本压力大的基本格局和国家对钢材出口退税政策的调整及原材料、矿石、合金、电力的大幅涨价的严峻形势，公司继续转变增长方式，以优化品种、提高质量、节能减排等措施克服困难，化解不利因素，使生产经营持续发展，企业的竞争实力、盈利能力进一步增强。

——主要生产经营指标超同期、上水平。公司生产特殊钢、特殊钢材分别为54.99万吨、58.92万吨，分别同比增长3.66%、6.18%；销售钢材64.59万吨，同比增长9.47%，产销率达109.63%；实现营业收入280,856万元，同比增长16.66%；实现利润总额、净利润17,107万元，虽同比降低12.88%，但若扣除去年同期利润指标中收回以前年度全额计提减值准备的原关联方非经营性占用公司资金返回的利润

9,170 万元，实际去年上半年通过经营实现的利润总额、净利润为 10,465 万元。今年报告期实现的利润总额、净利润同比增长 63.47%。

——产品结构调整适应了市场需求。紧紧抓住汽车行业升级换代、铁路行业提速、机械制造业振兴和油井、电站行业发展的大好时机，进行新一轮产品结构调整，增加高、特、新产品，销售高特级轴承钢、高级齿轮钢、高档弹簧钢、高钢油井管坯、易切削钢分别同比增长 57.05%、52.53%、72.30%、93.71%、17.20%，销售盘卷、银亮材、大规格材分别同比增长 240.48%、94.31%、40.42%；开发新产品 17.98 万吨，同比增长 157.97%；出口钢材 8.5 万吨，同比增长 102%，公司主导产品轴承钢、齿轮钢、弹簧钢的市场占有率分别提高 2.7、1.7、1.29 个百分点。

——产品质量工作进一步改善。围绕品牌战略和稳定、提升产品质量，推行生产过程的质量控制，从提高原材料质量入手，把强化生产过程控制和开展质量攻关结合起来，规范工艺流程，坚持标准化操作，改进产品精整包装验收质量，电炉钢合格率、钢材合格率、产品一次检验合格率同比提升 0.12、0.03、1.91 个百分点，吨钢废品降低，每万元外部损失率有所减少。公司通过了质量管理体系年度审核、国家质检中心对公司部分重点产品的实物抽查和工厂检查，按进度完成申报名牌产品认证工作。

——节能减排取得新的成效。开展降本降耗攻关、对标挖潜、合理利用峰谷电等，分别降低综合焦比 3.52%、冶炼电耗 4.53%、合金消耗 2.93%，吨钢综合能耗、万元产值能耗分别同比下降 1.19%、15.12%。通过利用高炉煤气、减少发生炉开炉数，降低煤炭、电力、新水、蒸汽消耗分别为 5.9 万吨、242 万千瓦时、15 万吨、1.8 万吨；新水重复利用率达 89.31%，粉尘排放量、烟尘排放量、二氧化硫排放量同比分别下降 33%、36%、28%，所有污染物排放全部达标。

——技术改造稳步、有序推进。在抓好生产经营的同时，坚持先进性和系统性的原则，重点围绕品种质量、优化物流、节能减排，对在线生产装备和工艺有计划、分步骤地进行优化、提升和完善，已实施技术改造项目 20 项，其中已完工 2 项，完成技改投资 9,274 万元。这些技改项目的实施和完成，将进一步完善工艺流程和专业化的生产线，提升技术装备的整体水平，增强公司的竞争能力和发展实力。

——财务状况进一步改善。公司的资产结构进一步优化，资产负债率达 51.15%，较上年下降 4.16 个百分点；财务费用比上年同期下降 412 万元。

（二） 报告期内经营情况：

1、报告期内总体经营情况

单位：（人民币）万元

	报告期（1—6 月）	上年同期	本报告期比上年同期增减（%）
营业收入	280,856	240,744	16.66
营业利润	17,373	19,544	-11.11
净利润	17,107	19,636	-12.88

变动原因：营业收入增加，主要原因是报告期内因品种结构调整使产品销售价格同比有所上升。营业利润、净利润下降，主要原因是上年同期收回以前年度全额计提减值准备的原关联方非经营性占用公司资金 9,170 万元。

2、主营业务的范围及经营状况

公司主营业务的范围：钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

主营业务分行业、分产品情况：

单位：（人民币）万元

行业	营业收入	营业成本	毛利率（%）	营业收入比上年同期增减（%）	营业成本比上年同期增减（%）	毛利润率比上年同期增减（%）
船舶行业	2,338	2,049	12.36	15.80	14.79	0.75
钢压延加工业	76,763	69,017	10.09	17.65	15.82	1.42
工具制造业	11,000	10,051	8.63	11.00	9.50	1.25
锅炉及原动力机械制造业	19,996	16,925	15.36	10.09	9.05	0.81
航空航天	3,081	2,541	17.53	8.07	6.85	0.94
汽车	94,500	89,826	4.95	9.59	8.79	0.70
石油天然气开采业	19,735	16,749	15.13	71.24	64.64	3.40
铁路行业	13,244	10,629	19.74	56.94	51.69	2.77
轴承行业	28,974	25,786	11.00	20.46	18.41	1.54
产品						
碳结碳工钢	68,150	63,775	6.42	15.80	13.38	2.00
弹簧轴承钢	77,698	69,553	10.48	35.27	28.69	4.58
合结合工钢	116,206	104,021	10.49	12.99	13.79	-0.62
冲模不锈	7,378	6,065	17.80	-17.67	-24.37	7.29
特殊合金管坯	199	159	20.10	-42.49	-35.10	-8.91

主营业务分地区情况：

地区	主营业务收入(万元)	主营业务收入比上年同期增减（%）
华北	17,761	31.65
东北	10,007	20.06
华东	84,259	25.38
中南	147,076	12.58
西北	737	16.06
西南	9,791	20.36

3、报告期内利润构成发生重大变化的情况及原因

项　目	金　额（万元）		占利润总额的比例（%）		
	2007 年 1-6 月	2006 年 1-6 月	2007 年 1-6 月	2006 年 1-6 月	增减（+/-）百分点
利润总额	17,107	19,636			
营业利润	17,373	19,544	101.55	99.53	2.02
营业税金及附加	310	-	1.81	-	1.81
期间费用	8,617	6,777	50.37	34.51	15.86
资产减值损失	306	-	1.79	-	1.79
投资收益	-	15	-	0.08	-0.08
营业外收支净额	-266	92	-1.55	0.47	-2.02

重大变化及原因

1、营业利润总额虽同比降低 11.11%，但若扣除去年同期营业利润指标中收回以前年度全额计提减值准备的原关联方非经营性占用公司资金 9,170 万元，去年上半年通过经营实现的营业利润总额为 10,374 万元，今年报告期实现的营业利润总额同比增长 67.47%，主要是由于本报告期毛利率比上年同期增长所致。

2、营业税金及附加变化较大，主要是本年度新增出口产品关税所致。

3、期间费用变化较大，主要是本报告期内折旧费及税金增加。

4、资产减值损失变化较大，主要是上年同期收到原已专项计提减值准备的非经营性资金占用 9,170 万元。

5、营业外收支净额变化较大主要系本报告期内处置固定资产的损失所致。

4、主营业务盈利能力（毛利率）与上年同期发生重大变化的情况及原因

本报告期主营业务盈利能力即毛利率为 9.66 %，较上年同期毛利率 8.08 %增加 1.58 个百分点。主要原因是进行产品结构的调整，增加公司高附加值的钢材销售。

5、对报告期利润产生重大影响的其他经营业务活动

报告期内，公司无对利润产生重大影响的其他经营业务活动。

6、参股公司的投资收益对公司净利润影响情况

报告期内，无单个参股公司的投资收益对公司净利润的影响达 10%以上。

7、经营中的问题与困难

报告期内，公司面临的主要问题、困难及解决措施是：

1、原材料、矿石、合金、电力的大幅涨价，导致采购价格大幅上涨，给成本带来了巨大的压力。针对采购价格上涨的压力，在采购上采取如下措施：开发直供户，减少中间环节，降低采购成本；对普通合金实行招标采购，特种合金实行小批量、多批次采购，以抓住最佳合金价格的切入点；开辟新的资源，建立稳固的大宗原料供应基地。

2、国家对钢材出口退税政策进行了多次调整，降低或取消了部分钢材产品的出口退税率，加征了部分钢材产品 5%-10%的出口关税，同时对部分钢材出口实行许可证制度，从而限制了钢材产品出口效益的增长，给公司提高效益带来难度。针对国家出口退税政策调整的情况，公司采取了一系列措施，通过开发新的市场，调整出口产品结构，增加高附加值产品的销售量,达到抑制出口产品效益下滑的目的。

（三） 报告期内投资情况

1、在报告期内，公司无募集资金或以前期间募集资金的使用延续到报告期的情况。

2、报告期内，重大非募集资金投资项目的实际进度和收益情况：

报告期内，公司用自有资金，实施技术改造，已完成技改项目 2 个，正在进行的技改项目 18 个，完成技改投资 9,274 万元。投资额较大的项目如下：

⑴四炼钢 1#连铸机改造，主要解决连铸坯质量问题。该项目计划投资 1,900 万元，累计完成投资 1,900 万元，其中报告期内完成投资 230 万元。该项目于 2007 年 1 月完工投入试生产。

⑵二炼铁新增 1#烧结筛分楼除尘系统，主要解决岗位粉尘和污染环境的问题。该项目计划投资 230 万元，报告期内完成投资 230 万元。项目于 2007 年 2 月开工，5 月中旬完工投运。项目建成后，粉尘捕集率≥95%，岗位粉尘浓度达到了国家标准。

⑶四炼钢电炉、精炼炉除尘系统改造，主要解决电炉、精炼炉烟气排放问题。该项目计划投资 2,835 万元，累计完成投资 2,355 万元，其中报告期内完成投资 730 万元。项目于 2006 年 5 月开工，其中，7#电炉除尘于 2007 年 1 月完工投入运行；8#电炉除尘已完成土建、进入设备安装，预计全部工程于 2007 年 8 月完工。

⑷连轧后步工序改造，主要解决钢坯的精整、探伤问题，以提高钢材质量。该项目计划投资 3,160 万元，累计完成投资 2,684 万元，其中，报告期内完成投资 834 万元。项目于 2006 年 8 月开工，厂房延长工程、钢坯精整线、小棒材精整线和探伤线已先后完工投入运行，现进入设备安装，预计 2007 年 10 月完工。

⑸二炼铁高炉煤气余压发电工程，主要利用高炉煤气的余压余热发电。该项目计划投资2,000万元，报告期内完成投资200万元。项目于2007年5月开始施工，设备正在制造中，预计12月底完工。

⑹二轧钢生产∮20-30mm高合金钢技改，主要解决公司生产小规格不锈钢、工模具钢等高合金钢的问题。该项目计划投资750万元，报告期内完成投资289万元。项目于2007年2月开工，新增2座缓冷坑已于4月中旬完工投运，轧机、飞剪等设备正在制造中，预计2007年12月完工。

⑺锻钢厂18/30MN液压机组安装工程，主要是扩大锻材的能力，确保工序能力的配套完善。该项目计划投资2,850万元，报告期内完成投资2,443万元。项目于2007年2月开工，操作机安装调试具备试车条件，液压机液压系统调试完成，电控系

统正在调试，车间供配电系统已完工，动力介质管网安装、1#加热炉安装调试进入收尾阶段，预计8月份完工投运。

⑻二炼铁1#铸铁机搬迁改造工程，主要是通过增加铸铁能力，发挥高炉产能，降低成本。该项目计划投资400万元，报告期内完成投资328万元。项目于2007年3月开工，目前已基本完工。

⑼一轧钢大规格棒材精整工序改造（二期），主要提高大规格材精整工效，扩大退火能力，解决钢材表面质量、包装质量及内部探伤问题。该项目计划投资2,000万元，报告期内完成投资960万元。项目于2007年4月开工，目前3座新炉台车已制作完毕，1座新炉炉体收尾，2座新炉正在做新烟道；矫直机、探伤机按期到货。预计11月全部完工投运。

⑽连轧厂新增一座步进梁式加热炉，主要解决确保加热炉大修期间的生产组织和提高加热炉的产能。该项目计划投资 2,700 万元，报告期内完成投资 560 万元。项目于 2007 年 4 月开工，加热炉烟道、风机基础已完成，风机房、液压站基础正在施工。预计 12 月完工投运。

⑾四炼钢厂工艺流程及物流优化改造，主要为提高RH炉作业率，提高精炼和真空比的能力，优化工艺和物流。该项目计划投资4,800万元，报告期内完成投资190万元。项目于2007年6月开工，目前新增一台75/20吨行车已投入运行，钢包精炼炉正在进行设计和设备制造，RH炉搬迁正在制订方案。预计2008年完工。

⑿热处理厂银亮线增加卷-棒功能和联合拉拔机，主要为充分利用大盘卷的资源，进行深加工，以节约钢材切头，提高成材率。该项目计划投资1,000万元，报告期内完成投资13.8万欧元。该项目已签定引进设备合同，制造周期较长，预计2008年完工。

⒀二炼钢厂引进16吨保护气氛电渣炉，主要新增各种锭型优质电渣钢。该项目计划投资3,730万元，报告期内完成投资1,000万元。该项目已签订引进设备合同，设备正在制造中。预计2008年完工投运。

（四） 董事会预测本年初至下一报告期期末的净利润与上年同期相比不会发生大幅度变动。

（五）公司半年度财务报告未经会计师事务所审计，上年度普华永道中天会计师事务所有限公司为公司出具了标准无保留意见的审计报告。

六、 重要事项

（一） 公司治理情况

报告期内，根据中国证监会《上市公司章程指引（2006 年修订）》、《上市公司股东大会规则》、《上市公司信息披露管理办法》和《深圳证券交易所上市公司内部控制指引》及相关法规的规定，公司修改了公司章程、股东大会议事规则、董事会议事规则、监事会议事规则、信息披露管理办法，制订了公司关联交易管理制度、对外担保管理制度、募集资金使用管理制度、接待和推广工作制度，并严格按照新规则和新制度运行，在实践中不断完善公司法人治理结构，强化内部控制。

（二） 公司的利润分配实施情况

报告期内，公司无前期拟定、在报告期实施的利润分配方案。

报告期内，公司利润不分配，也不进行资本公积金转增股本。

（三）公司重大仲裁、诉讼事项

报告期内，公司无重大仲裁、诉讼事项，也无以前发生持续到报告期的重大诉讼、仲裁事项。

公司无持有其他上市公司股权、参股商业银行、证券公司、保险公司、信托公司和期货公司等金融企业股权，也无参股拟上市公司等投资情况。

公司无证券投资情况。

（四）公司重大资产收购、出售情况

报告期内，公司无重大资产收购、出售情况，也无以前期间发生但持续到报告期的重大资产收购、出售及企业合并事项。

（五）重大关联交易

1、与日常经营相关的关联交易：

⑴关联交易方

公司的主要关联方是湖北新冶钢有限公司（以下简称新冶钢）、江阴兴澄特种钢铁有限公司（以下简称兴澄特钢）、湖北中特新化能科技有限公司（以下简称新化能）。

⑵关联交易主要内容、交易金额：

① 新冶钢为公司第一大股东。报告期内，公司与新冶钢关联交易额为98,058.51 万元。其中，公司向新冶钢采购货物 62,340.49 万元，销售货物 34,149.82 万元，提供劳务费 119.54 万元，接受劳务费 357.77 万元；转让固定资产 63.41 万元，接受固定资产 1,027.48 万元。

② 兴澄特钢与公司受同一实际控制人控制。报告期内，公司与兴澄特钢关联交易额为 201.92 万元。主要是向江阴兴澄特种钢铁有限公司销售钢材款。

③ 新化能与公司受同一实际控制人控制。报告期内，公司与新化能关联交易额为 19,727.46 万元。其中，公司向新化能采购货物 17,860.10 万元，销售货物 1,740.93 万元，提供劳务费 126.43 万元。

⑶上述关联交易的定价原则：

关联交易价格按下列原则确立：有国家物价部门定价的按国家定价；没有国家定价的以市场价格为标准；没有市场价格参考时，以实际成本加成一定比例商定协议价格，加成比例不高于成本的 20%。

2、报告期内，公司无资产收购、出售发生的关联交易。

3、报告期内，公司与关联方不存在非经营性债权、债务往来或担保事项。

（六）重大合同及其履行情况

1、公司无在报告期内发生或以前期间发生但延续到报告期的重大交易、托管、承包、租赁其他公司资产或其他公司托管、承包、租赁公司资产的事项。

2、公司无在报告期内发生或以前期间发生但延续到报告期的重大担保合同事项。

3、公司无在报告期内发生或以前期间发生但延续到报告期的重大委托他人进行现金资产管理的事项。

（七）公司或持有公司股份 5%以上股东承诺事项及履行情况

1、报告期内，公司未作出承诺事项，也无以前期间发生但持续到报告期的承诺事项。

2、公司第一大股东新冶钢在股权分置改革时承诺赋予流通股股东一项认沽权利：在 2007 年 2 月 6 日当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股，在 2007 年 2 月 7 日至 2007 年 3 月 8 日期间内的任何一个交易日内，以每股 3.80 元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

为履行上述承诺，新冶钢于 2007 年 1 月 26 日至 2 月 7 日，先后发布了关于认沽权利派发和行权说明书、认沽权利实施公告、认沽权利派发公告、认沽权利开始行权公告，于 2007 年 2 月 7 日至 3 月 8 日实施了认沽权利。在此期间，针对公司股票价格高于认沽权利价格，为避免投资者遭受损失，新冶钢先后发布了关于认沽权利行权及行权可能遭受损失、改进认沽权利行权方式及行权可能遭受损失的提示性公告，公司董事会先后两次发布了关于认沽权利行权可能遭受损失的重要风险提示公告。相关公告刊登在 2007 年 1 月 26 日、31 日，2 月 6 日、7 日、9 日、13 日、16 日、27 日，3 月 6 日、9 日的《中国证券报》上。

3、新冶钢承诺自股改方案实施之日起三年内，将向股东大会提出向本公司注入价值不低于 3 亿元优质资产的提案。如果未能履行上述承诺，则在三年期满之日，

向除新冶钢和中信泰富（中国）投资有限公司之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。

4、新冶钢与中信泰富（中国）投资有限公司承诺，所持有限售条件的流通股自股权分置改革方案实施之日起，至少在 36 个月内不上市交易或者转让。

（八）报告期内，公司及其董事、监事、高级管理人员、公司股东、实际控制人、收购人无受有权机关调查、司法纪检部门采取强制措施、被移送司法机关或追究刑事责任、中国证监会稽查、中国证监会行政处罚、证券市场禁入、通报批评、认定为不适合人选、被其他行政管理部门处罚及证券交易所公开谴责的情况。

（九）报告期接待调研、沟通、采访等活动情况表

接待时间	接待地点	接待方式	接待对象	谈论的主要内容及提供的资料
1 月 24 日	公司	实地调研	博时基金管理有限公司　栾小明 董良泓	公司简况和产品情况
3 月 20 日	公司	实地调研	银河基金管理有限公司　李 昇　汤立新 深圳天马资产管理公司　曹鸿伟 新奇控股集团有限公司　王　炜	公司经营、财务状况、业绩增长原因、履行股改承诺
3 月 23 日	公司	实地调研	东方证券股份有限公司　杨宝峰 华富基金管理有限公司　魏伟	公司生产经营及发展方向
4 月 12 日	公司	实地调研	长江证券　　刘元瑞　葛军 晓扬投资管理有限公司　徐凌峰	行业发展及公司前景
5 月 17 日	公司	实地调研	博时基金管理有限公司　唐定中 长江证券　谭再刚	公司的简况、产品情况
6 月 12 日	公司	实地调研	鹏华基金管理有限公司　陈鹏 中天证券有限责任公司　黄震 泰达荷银基金管理有限公司　许杰 融通基金管理有限公司　霍竞春 长江证券　隋立勇　刘元瑞	公司的基本情况

七、财务报告（未经审计）

会计报表：

资 产 负 债 表

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

项　　目	附注	期末数	期初数
流动资产:			
货币资金	四(1)	188,944,367	259,800,213
交易性金融资产		-	-
应收票据	四(2)	187,586,199	133,517,926
应收帐款	四(3)	169,385,641	95,272,288
预付款项	四(4)	137,137,501	96,333,421
应收利息		-	-
应收股利		-	-
其他应收款	四(3)	12,144,147	5,397,812
存货	四(5)	711,449,775	713,026,779
一年内到期的非流动资产		-	-
其他流动资产		-	-
流动资产合计		1,406,647,630	1,303,348,439
非流动资产:			
可供出售金融资产		-	-
持有至到期投资		-	-
长期应收款		-	-
长期股权投资	四(6)	-	-
投资性房地产		-	-
固定资产	四(7)	1,481,283,003	1,539,705,289
在建工程	四(9)	125,426,761	57,500,357
工程物资	四(8)	12,269,223	26,652,952
固定资产清理		-	-
生产性生物资产		-	-
油气资产		-	-
无形资产	四(10)	30,805,094	31,255,094
开发支出		-	-
商誉		-	-
长期待摊费用		-	-
递延所得税资产		-	-
其他非流动资产		-	-
非流动资产合计		1,649,784,081	1,655,113,692
资　产　合　计		3,056,431,711	2,958,462,131

公司法定代表人:蔡星海　　总经理：钱刚　　主管会计工作负责人:王培熹

资 产 负 债 表(续)

编制单位:大冶特殊钢股份有限公司　　2007年6月30日　　单位:人民币元

项　目	附注	期末数	期初数
流动负债:			
短期借款	四(11)	7,000,000	6,000,000
交易性金融负债		-	-
应付票据	四(12)	-	179,327,685
应付帐款	四(13)	708,295,264	619,018,541
预收款项	四(14)	118,257,833	108,833,719
应付职工薪酬	四(15)	16,101,414	10,573,114
应交税费	四(16)	65,851,793	32,029,620
应付利息		-	-
应付股利		53,700	53,700
其他应付款	四(17)	211,545,536	163,533,829
一年内到期的非流动负债		23,684,644	103,573,615
其他流动负债		-	-
流动负债合计		1,150,790,184	1,222,943,823
非流动负债:			
长期借款	四(18)	380,000,000	380,000,000
应付债券		-	-
长期应付款		-	-
专项应付款		-	-
预计负债		32,540,277	33,486,343
递延所得税负债		-	-
其他非流动负债		-	-
非流动负债合计		412,540,277	413,486,343
负债合计		1,563,330,461	1,636,430,166
股东权益:			
股本	四(19)	449,408,480	449,408,480
资本公积	四(20)	485,653,274	485,653,274
减:库存股		-	-
盈余公积	四(21)	84,196,234	84,196,234
未分配利润	四(22)	473,843,262	302,773,977
股东权益合计		1,493,101,250	1,322,031,965
负债和股东权益总计		3,056,431,711	2,958,462,131

公司法定代表人:蔡星海　　总经理:钱刚　　主管会计工作负责人:王培熹

利 润 表

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

项　　目	附注	本期数	上年同期数
一. 营业收入	四(23)	2,808,562,506	2,407,441,728
减：营业成本	四(23)	2,542,513,274	2,216,725,461
营业税金及附加		3,096,992	-
销售费用		29,522,423	17,884,682
管理费用	四(24)	40,487,066	29,605,839
财务费用	四(25)	16,160,035	20,284,116
资产减值损失	四(26)	3,057,462	(72,349,685)
加：公允价值变动收益(损失以"-"号填列)		-	-
投资收益(损失以"-"号填列)		-	145,221
其中：对联营企业和合营企业的投资收益		-	-
二、营业利润		173,725,254	195,436,536
加：营业外收入	四(27)	7,923,061	922,020
减：营业外支出	四(27)	10,579,030	-
其中：非流动资产处置损失		10,541,014	-
三. 利润总额		171,069,285	196,358,556
减：所得税费用		-	-
四、净利润		171,069,285	196,358,556
五、每股收益			
(一) 基本每股收益		0.38	0.44
(二) 稀释每股收益		0.38	0.44

公司法定代表人:蔡星海　　总经理：钱刚　　主管会计工作负责人:王培熹

现 金 流 量 表

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

项　目	附注	金额
一、经营活动产生的现金流量:		
销售商品、提供劳务收到的现金		1,388,716,684
收到的税费返还		-
收到的其他与经营活动有关的现金		1,552,412
现金流入小计		1,390,269,096
购买商品、接受劳务支付的现金		1,211,671,574
支付给职工以及为职工支付的现金		30,794,438
支付的各项税费		97,247,066
支付的其他与经营活动有关的现金	四(28)(a)	6,464,558
现金流出小计		1,346,177,636
经营活动产生的现金流量净额		44,091,460
二、投资活动产生的现金流量:		
收回投资所收到的现金		-
取得投资收益所收到的现金		-
处置固定资产、无形资产和其他长期资产所收回的现金净额		-
收到的其他与投资活动有关的现金		-
现金流入小计		-
购建固定资产、无形资产和其他长期资产所支付的现金		20,947,649
投资所支付的现金		-
支付的其他与投资活动有关的现金		-
现金流出小计		20,947,649
投资活动产生的现金流量净额		(20,947,649)
三、筹资活动产生的现金流量:		
借款所收到的现金		121,000,000
开出银行票据与取得借款所减少的保证金		60,656,282
现金流入小计		181,656,282
偿还债务所支付的现金		200,000,000
分配股利或利润、利息所支付的现金		12,890,160
开出银行票据与取得借款所增加支付的保证金		-
支付的其他与筹资活动有关的现金	四(28)(b)	249,943
现金流出小计		213,140,103
筹资活动产生的现金流量净额		(31,483,821)
四、汇率变动对现金的影响		(1,859,554)
五、现金及现金等价物净增加额		(10,199,564)
加:现金及现金等价物的期初余额		196,536,895
六、期末现金及现金等价物的余额		186,337,331

公司法定代表人:蔡星海　　总经理:钱刚　　主管会计工作负责人:王培熹

现 金 流 量 表(续)

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

补 充 资 料	金额
1、将净利润调节为经营活动现金流量	
净利润	171,069,285
加：资产减值准备	3,057,462
固定资产折旧	65,508,622
无形资产摊销	450,000
长期待摊费用摊销	-
处理固定资产、无形资产和其它长期资产损失（收益以“-”号填列）	-
固定资产报废损失（收益以“-”号填列）	3,409,112
公允价值变动损失（收益以“-”号填列）	-
财务费用（收益以“-”号填列）	13,300,019
投资损失（收益以“-”号填列）	-
递延所得税资产减少（增加以“-”号填列）	-
递延所得税负债增加（减少以“-”号填列）	-
存货的减少（增加以“-”号填列）	1,577,004
经营性应收项目的减少（增加以“-”号填列）	(175,732,042)
经营性应付项目的增加（减少以“-”号填列）	(38,548,002)
其他	-
经营活动产生的现金流量净额	44,091,460
2、不涉及现金收支的投资和筹资活动	
债务转为资本	-
一年内到期的可转换公司债券	-
融资租入固定资产	-
3、现金及现金等价物净增加情况:	
现金的期末余额	186,337,331
减：现金的期初余额	196,536,895
加：现金等价物的期末余额	-
减：现金等价物的期初余额	-
现金及现金等价物净增加额	(10,199,564)

公司法定代表人:蔡星海　　总经理：钱刚　　主管会计工作负责人:王培熹

所 有 者 权 益 变 动 表

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

项目	本年金额					
	股本	资本公积	减:库存股	盈余公积	未分配利润	所有者权益合计
一、上年年末余额	449,408,480	485,653,274	-	84,196,234	302,773,977	1,322,031,965
加：会计政策变更						
前期差错更正						
二、本年年初余额	449,408,480	485,653,274		84,196,234	302,773,977	1,322,031,965
三、本年增减变动金额	-	-	-	-	171,069,285	171,069,285
（一）净利润	-	-	-	-	171,069,285	171,069,285
（二）直接计入所有者权益的利得和损失						
1、可供出售金融资产公允价值变动净额						
2、权益法下被投资单位其他所有者权益变动的影响						
3、与计入所有者权益项目相关的所得税影响						
4、其他						
上述（一）和（二）小计	-	-	-	-	171,069,285	171,069,285
（三）所有者投入和减少资本						
1、所有者投入资本						
2、股份支付计入所有者权益的金额						
3、其他						
（四）利润分配						
1、提取盈余公积						
2、对所有者（或股东）的分配						
3、其他						
（五）所有者权益内部结转						
1、资本公积转增资本（或股本）						
2、盈余公积转增资本（或股本）						
3、盈余公积弥补亏损						
4、其他						
四、本期期末余额	449,408,480	485,653,274	-	84,196,234	473,843,262	1,493,101,250

公司法定代表人:蔡星海　　总经理：钱刚　　主管会计工作负责人:王培熹

所 有 者 权 益 变 动 表(续)

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

项目	上年金额					
	股本	资本公积	减:库存股	盈余公积	未分配利润	所有者权益合计
一、上年年末余额	449,408,480	449,759,817	-	52,430,306	16,880,625	968,479,228
加:会计政策变更						
前期差错更正						
二、本年年初余额	449,408,480	449,759,817	-	52,430,306	16,880,625	968,479,228
三、本年增减变动金额(减少以"-"号填列)	-	35,893,457	-	31,765,928	285,893,352	353,552,737
(一)净利润	-	-	-	-	317,659,280	317,659,280
(二)直接计入所有者权益的利得和损失	-	35,893,457	-	-	-	35,893,457
1、可供出售金融资产公允价值变动净额						
2、权益法下被投资单位其他所有者权益变动的影响						
3、与计入所有者权益项目相关的所得税影响						
4、其他	-	35,893,457	-	-	-	35,893,457
上述(一)和(二)小计	-	35,893,457	-	-	317,659,280	353,552,737
(三)所有者投入和减少资本						
1、所有者投入资本						
2、股份支付计入所有者权益的金额						
3、其他						
(四)利润分配	-	-	-	31,765,928	(31,765,928)	-
1、提取盈余公积	-	-	-	31,765,928	(31,765,928)	-
2、对所有者(或股东)的分配						
3、其他						
(五)所有者权益内部结转						
1、资本公积转增资本(或股本)						
2、盈余公积转增资本(或股本)						
3、盈余公积弥补亏损						
4、其他						
四、本年年末余额	449,408,480	485,653,274	-	84,196,234	302,773,977	1,322,031,965

公司法定代表人:蔡星海　　总经理:钱刚　　主管会计工作负责人:王培熹

一 公司简介

(1) 背景

大冶特殊钢股份有限公司 (以下简称“本公司”)是于 1993 年 4 月 22 日经湖北省体改委鄂改[1993]178 号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为 20,922.8 万股，发起人股 17,882.8 万股，其中：冶钢集团有限公司(“冶钢集团”)持有国家股 17,122.8 万股，东风汽车公司持有 532 万股，襄阳汽车轴承股份有限公司持有 228 万股，其他社会法人持有 760 万股，内部职工持有 2,280 万股。于 1997 年 3 月本公司在深圳证券交易所公开发行 7,000 万社会公众股，证券代码为 000708。

于 1997 年 8 月经过湖北省证券监督管理委员会[1997]30 号文批准，本公司 1997 年采用向全体股东每 10 股送红股 3 股，资本公积转增 2 股，公司股本由 27,922.8 万股增至 41,884.2 万股。

经过中国证券监督管理委员会 1998 年 5 月证监上[1998]49 号文批准，本公司按股本 41,884.2 万股计算实施配股，每 10 股配 2 股，其中：国家股股东冶钢集团可获配股 5,136.84 万股，其下属机械制造公司经评估后的净资产 1,363.24 万元折股认购 272.648 万股，其余 4,864.192 万股予以放弃。法人股可获配股 456 万股，各法人股股东全部放弃。社会公众股和内部职工股的股东以现金认购 2,100 万股和 684 万股。总股本增至为 44,940.848 万股。2000 年 3 月 16 日公司内部职工股上市流通，截至 2005 年 12 月 31 日，已上市流通股达 16,704 万股。

2004 年 12 月 20 日湖北新冶钢有限公司(“新冶钢”)分别受让中融国际信托投资有限公司 4,230 万股、北京方程兴业投资有限公司 1,530 万股、北京颐和丰业投资有限公司 1,500 万股、合肥银信投资管理有限公司 1,005 万股以及北京龙聚兴投资顾问有限公司 397 万股法人股，合计 8,662 万股法人股，占本公司总股本的 19.27%。该等法人股已于 2004 年 12 月 20 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004 年 12 月 20 日湖北省黄石市中级人民法院司法拍卖了本公司原第一大股东冶钢集团持有的本公司 174,618,480 股国家股(占本公司总股本的 38.86%)；其中中信泰富(中国)投资有限公司(“中信投资”)以每股人民币 2.29 元竞买本公司 126,618,480 股，占本公司总股本的 28.18%；新冶钢以每股 2.29 元竞买 48,000,000 股，占本公司总股本的 10.68%。该等法人股已于 2005 年 10 月 31 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信投资和新冶钢的实际控制人均为中信泰富有限公司(“中信泰富”)。以上股权转让交易完成后，新冶钢持有本公司总股本的 29.95%，成为本公司第一大股东。冶钢集团不再持有本公司股份。

鉴于中信投资是外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》以及相关国家审批部门的批准，本公司于 2005 年 7 月 1 日正式变更为外商投资的股份有限公司。

2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案。根据该项股改方案，自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股份性质变更为有限售条件的流通股，股票简称由“大冶特钢”变更为“G 冶特钢”，股票代码不变。2006 年 10 月 9 日，公司股票简称由“G 冶特钢”恢复为“大冶特钢”。

鉴于新冶钢及中信投资通过司法拍卖方式竞买得本公司的38.86%股份后，新冶钢与中信投资将合计持有本公司58.13%的股份，对于因此而触发的要约收购义务，经新冶钢与中信投资协商一致，同意由新冶钢履行要约收购义务。于2006年10月31日，向本公司其他股东发出要约，要约收购除冶钢集团外的全体股东持有的股份，要约收购价格不高于3元/股。

截至 2006 年 11 月 30 日，本次要约收购期满，根据深圳证券交易所的统计，预受和撤回预受要约股份为 0 股，本公司股东无人接受新冶钢发出的收购要约。新冶钢持有本公司的股份数不变，仍为 13,462 万股。至此，新冶钢已全面履行了要约收购义务。

(2) 业务范围

公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

二 主要会计政策、会计估计和会计报表的编制方法

(1) 会计报表的编制基础

自 2007 年 1 月 1 日起，本公司按照财政部 2006 年 2 月 15 日颁布的企业会计准则及其应用指南和相关补充规定编制。

(2) 会计年度

本公司会计年度为公历 1 月 1 日起至 12 月 31 日止。

(3) 记账本位币

本公司的记账本位币为人民币。

(4) 记账基础和计价原则

本公司的记账基础为权责发生制。资产在取得时按实际成本入账；如果以后发生减值，则计提相应的减值准备。

(5) 外币业务核算方法

外币业务按业务发生当日中国人民银行公布的基准汇率折算为人民币入账。于资产负债表日以外币为单位的货币性资产和负债，按该日中国人民银行公布的基准汇率折算为人民币，除与购建或者生产符合资本化条件的资产相关的外币借款产生的汇兑差额适用于《企业会计准则第 17 号—借款费用》，其余计入当期损益。

(6) 现金

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款。

(7) 金融工具的确认和计量

金融资产和金融负债分为下列五类：以公允价值计量且其变动计入当期损益的金融资产、持有至到期投资、贷款和应收款项、可供出售金融资产、其他金融负债。

(a) 初始确认

(i) 以公允价值计量且其变动计入当期损益的金融资产或金融负债：按照取得时的公允价值作为初始确认金额，相关的交易费用在发生时计入当期损益。
(ii) 持有至到期投资：按取得时的公允价值和相关交易费用之和作为初始确认金额。
(iii) 应收款项：按从购货方应收的合同或协议价款作为初始入账金额。
(iv) 可供出售金融资产：按取得该金融资产的公允价值和相关交易费用之和作为初始确认金额。
(v) 其他金融负债：按其公允价值和相关交易费用之和作为初始入账金额。

(b) 金融资产减值的处理

期末对于持有至到期投资和应收款项，有客观证据表明其发生了减值的，根据其账面价值与预计未来现金流量现值之间差额计算确认减值损失。对于单项金额重大的持有至到期投资和应收款项，单独进行减值测试，有客观证据表明其发生了减值的，根据其未来现金流量现值低于其账面价值的差额，确认减值损失，计提减值准备。期末对于可供出售金融资产的公允价值发生较大幅度下降，或在综合考虑各种相关因素后，预期这种下降趋势属于非暂时性的，则按其公允价值低于其账面价值的差额，确认减值损失，计提减值准备。

(8) 坏账准备的计提及确认

(a) 坏账准备的计提

- 应收非关联方款项

本公司对应收款项的可收回性作出具体评估后计提坏账准备。当有迹象表明应收款项的回收出现困难时，计提专项坏账准备；对于其他未计提专项坏账准备的应收款项，运用账龄分析法按以下比例计提一般坏账准备：

账龄	比例
一年以内	3%
一到二年	10%
二到三年	30%
三到四年	50%
四到五年	80%
五年以上	100%

- 应收关联方款项

本公司对应收关联方账款的可收回性作出具体评估后计提坏账准备。

(b) 坏账损失确认标准

凡因债务人破产或债务单位已撤销，依据法律清偿后确实无法收回的应收款项；债务人死亡，既无遗产可供清偿，又无义务承担人，确实无法收回的应收款项；债务人资不抵债、现金流量严重不足等逾期未能履行偿债义务，且具有明显特征表明无法收回的应收款项，确认为坏账，经董事会(超过净资产的 5%时，需经股东大会)批准核销后，冲销已提取的相应坏账准备。

(9) 存货

存货包括原材料、在产品、产成品、备件和辅助材料等。

存货计价方法：存货于取得时按实际成本入账，原材料和在产品按计划成本进行核算。发出和领用存货时，按计划成本核算的存货月末结转应负担的成本差异调整为实际成本；备件和辅助材料在领用时采用一次转销法核算成本；产成品的发出采用加权平均法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货盘存采用永续盘存制。

期末存货按成本与可变现净值孰低法计价列示，并计提存货跌价准备，可变现净值是指在正常生产经营过程中，以存货估计售价减去估计至完工将要发生的成本及销售费用及相关税金后的金额确定。

(10) 固定资产和折旧

固定资产是指为生产商品、提供劳务、出租和经营管理而持有的、使用寿命超过一个会计年度的有形资产。

购置或新建的固定资产按取得时的成本作为入账价值。对本公司在改制时进行评估的固定资产，按其经国有资产管理部门确认后的评估值作为入账价值。置换入的资产以换出资产账面原值减去累计折旧加上补价和应支付的相关税费，作为换入资产入账价值。

固定资产折旧采用直线法并按其入账价值减去预计净残值后在预计使用年限内计提。对计提了减值准备的固定资产，则在未来期间按扣减减值准备后的账面价值及尚可使用年限确定折旧额。

自 2006 年开始，本公司变更固定资产的预计使用年限、净残值率及年折旧率如下：

	预计使用年限	预计净残值率	年折旧率
房屋及建筑物一成本	30-40 年	3 %	2.43% 至 3.23%
机器设备	15 年	5 %-6 %	6.27% 至 6.33%
运输工具	5-10 年	5 %-6 %	9.40% 至 19.20%
计算机及电子设备	5-15 年	3 %	6.47% 至 19.40%

固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的金额计入当期损益。

固定资产的修理及维护支出于发生时计入当期费用。固定资产的重大改建、扩建、改良及装修等后续支出，在使该固定资产可能流入企业的经济利益超过了原先的估计时，予以资本化。重大改建、扩建及改良等后续支出按直线法于固定资产尚可使用期间内计提折旧，装修支出按直线法在预计受益期间内计提折旧。

期末对固定资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项固定资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。减值损失一经确认，在以后会计期间不得转回。

(11) 在建工程

在建工程指兴建中或安装中的资本性资产，以实际发生的支出作为工程成本入账。工程成本包括建筑费用及其他直接费用/机器设备原价及安装费用，以及在资产达到预定可使用状态之前为该项目专门借款所发生的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。
如果有迹象或环境变化显示单项在建工程账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。减值损失一经确认，在以后会计期间不得转回。

(12) 无形资产 -土地使用权

以支付土地出让金方式取得的土地使用权，按照实际支付的价款入账，于开始建造项目前作为无形资产核算，并采用直线法按预计使用年限 50 年摊销。自 2001 年 1 月 1 日起，利用土地建造项目时，将相应土地使用权的账面价值全部转入在建工程成本。

期末对无形资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项无形资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。减值损失一经确认，在以后会计期间不得转回。

(13) 长期股权投资的核算

长期股权投资是对子公司、合营企业及联营企业的股权投资。

长期股权投资由于市价持续下跌或被投资公司经营状况恶化等原因导致其可收回金额低于账面价值时，按可收回金额低于长期股权投资账面价值的差额确认为减值损失。减值损失一经确认，在以后会计期间不得转回。

(14) 借款费用的核算

借款费用资本化的确认原则

借款费用包括借款利息、折价或者溢价的摊销、辅助费用以及因外币借款而发生的汇兑差额等。企业发生的借款费用，可直接归属于符合资本化条件的资产的购建或者生产的，予以资本化，计入相关资产成本；其他借款费用，在发生时根据其发生额确认为费用，计入当期损益。

借款费用资本化的期间

为购建或者生产符合资本化条件的资产发生的借款费用，满足上述资本化条件，在该资产达到预定可使用或者可销售状态前所发生的，计入该资产的成本，在达到预定可使用或者可销售状态后所发生的，于发生当期直接计入财务费用。

(15) 收入确认

(a) 销售产品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理

和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确认销售收入的实现。

(b) 提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c) 其他收入按下列基础确认

利息收入按存款的存续期间和合同或协议规定的利率计算确认。

(16) 预计负债

如果与或有事项相关的义务同时满足下列条件，本公司将其确认为预计负债：该义务是本公司承担的现时义务；履行该义务很可能导致经济利益流出本公司；该义务的金额能够可靠地计量。

(17) 职工薪酬

职工薪酬，是指公司为获得职工提供的服务而给予各种形式的报酬以及其他相关支出。职工薪酬包括职工工资、奖金、津贴和补贴、职工福利费、医疗保险费、养老保险费、失业保险费、工伤保险费和生育保险费等社会保险费、工会经费和职工教育经费、非货币性福利、解除劳动关系给予的补偿金等。

公司在职工为其提供服务的会计期间，将应付的职工薪酬确认为负债，除因解除劳动关系外，根据职工提供服务的受益对象，计入相关费用或资产。

三 税项

(1) 本公司适用的主要税种及其税率列示如下：

税种	税率	计税基础
企业所得税	24%	应纳税所得额
增值税	13% 或 17%	煤、矿石、蒸汽、水、煤气按应纳税销售额的 13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的 17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输、计控及技术中心服务收入

(2) 本公司为设立于沿江开放城市生产性外商投资企业，现行企业所得税税率为 24%。经 2006 年 8 月黄国税直函发[2006]011 号批准，本公司自弥补以前年度累计亏损后第一个获利年度起，可享受“二免三减半”的税收优惠政策；经 2006 年 8 月黄国税直函发[2006]013 号批准，本公司在规定的免征和减征企业所得税期间，同时免征 3%的地方所得税。

四 会计报表主要项目注释

(1) 货币资金

	2007 年 06 月 30 日	2006 年 12 月 31 日
现金	725	5,708
银行存款	186,336,606	196,531,187
其他货币资金	2,607,036	63,263,318
	188,944,367	259,800,213

于 2007 年 6 月 30 日货币资金中包括以下外币余额：

外币名称	外币金额	汇率	折合人民币
美元	417,391	7.6155	3,178,641
欧元	1,739,915	10.2337	17,805,768
			20,984,409

2007 年 6 月 30 日，本公司以 2,000,000 元的银行存款作为黄石市科学技术局免息贷款的保证金,以 607,036 元作为开出信用证的保证金。

列示于现金流量表的现金包括：

	2007 年 06 月 30 日
2007 年 06 月 30 日货币资金余额	188,944,367
减：受限制的银行存款	(2,607,036)
2007 年 06 月 30 日现金余额	186,337,331
2006 年 12 月 31 日货币资金余额	259,800,213
减：受限制的银行存款	(63,263,318)
2006 年 12 月 31 日现金余额	196,536,895
现金净减少额	(10,199,564)

(2) 应收票据

	2007 年 06 月 30 日	2006 年 12 月 31 日
银行承兑汇票	187,586,199	133,517,926

(3) 应收账款及其他应收款

(a) 应收账款

	2007 年 06 月 30 日	2006 年 12 月 31 日
应收账款	174,659,617	244,113,367
减：一般坏账准备	(5,273,976)	(148,841,079)
	169,385,641	95,272,288

	2007 年 06 月 30 日			2006 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
账龄						
1 年以内	168,300,515	96	(2,886,764)	96,225,467	40	(2,886,764)
1 - 2 年	1,550,870	1	(107,908)	1,079,079	0	(107,908)
2 - 3 年	1,051,420	1	(243,554)	811,846	0	(243,554)
3 -4 年	612,563	0	(86,488)	172,977	0	(86,488)
4 - 5 年	172,977	0	(1,230,533)	1,538,166	1	(1,230,533)
5 年以上	2,971,272	2	(718,729)	144,285,832	59	(144,285,832)
合计	174,659,617	100	(5,273,976)	244,113,367	100	(148,841,079)

本年应收帐款下降主要原因是核销前期全额计提的坏帐准备 143,567,103 元。

截至 2007 年 06 月 30 日，应收账款前五名债务人欠款金额合计为 69,491,028 元，占应收账款总额的 40%。

(b) 其他应收款

	2007 年 06 月 30 日	2006 年 12 月 31 日
其他应收款	24,746,619	18,000,284
减：一般坏账准备	(12,602,472)	(12,602,472)
	12,144,147	5,397,812

帐 龄	2007 年 06 月 30 日	比例 (%)	坏帐准备	2006 年 12 月 31 日	比例 (%)	坏帐准备
1 年以内	11,943,059	48	(155,869)	5,196,724	29	(155,869)
1-2 年	-	-	-	-	-	-

2-3 年	460,887	2	(138,594)	460,887	3	(138,594)
3-4 年	-	-	-	-	-	-
4-5 年	173,323	1	(138,659)	173,323	1	(138,659)
5 年以上	12,169,350	49	(12,169,350)	12,169,350	67	(12,169,350)
合　计	24,746,619	100	(12,602,472)	18,000,284	100	(12,602,472)

截至 2007 年 06 月 30 日，其它应收账款前五名债务人欠款金额合计为 15,627,229 元，占其它应收账款总额的 63%。

(4) 预付账款

	2007 年 06 月 30 日		2006 年 12 月 31 日	
	金额	比例(%)	金额	比例(%)
账龄				
1 年以内	97,093,416	71	78,119,399	81
1 - 2 年	23,818,886	17	9,438,760	10
2 - 3 年	9,662,750	7	4,772,213	5
3 年以上	6,562,449	5	4,003,049	4
	137,137,501	100	96,333,421	100

于 2007 年 06 月 30 日，预付账款余额中无预付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

(5) 存货

	2007 年 06 月 30 日	2006 年 12 月 31 日
原材料	231,181,434	245,181,744
在产品	294,478,172	245,673,272
产成品	220,322,586	256,704,180
	745,982,192	747,559,196
减：存货跌价准备	(34,532,417)	(34,532,417)
	711,449,775	713,026,779

(6) 长期股权投资

	2006 年 12 月 31 日	本年增加	本年减少	2007 年 06 月 30 日
长期股权投资				
其他投资(附注(a) 和附注(b))	2,659,621	-	-	2,659,621

减：长期股权投资减值准备	(2,659,621)	-	-	(2,659,621)
	-	-	-	-

(a) 由于被投资的四家公司(含一子公司，见附注四(b))已经停止经营，其未来盈利状况存在重大不确定性，本公司已对长期投资全额计提减值准备。

(b) 本公司下属一子公司广州大冶特钢新产品有限公司(“广州大冶”)已经停止经营，并且其资产总额少于本公司资产总额 10%，根据中华人民共和国财政部财会二字(1996)2 号《关于合并会计报表合并范围请示的复函》的规定，未将该公司纳入合并范围。

(c) 本公司无境外投资，故不存在长期投资变现及收益汇回的重大限制。

(7) 固定资产及累计折旧

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2006 年 12 月 31 日	801, 213, 490	1, 872, 559, 592	27, 226, 093	49, 432, 280	2, 750, 431, 455
重新分类	(30, 590, 444)	26, 882, 104	4, 958, 149	(1, 249, 809)	-
本年其他增加	5, 120, 263	13, 505, 458	-	2, 630, 621	21, 256, 342
本年减少	(7, 178, 105)	(48, 037, 502)	(139, 754)	(13, 253, 871)	(68, 609, 232)
2007 年 06 月 30 日	768, 565, 204	1, 864, 909, 652	32, 044, 488	37, 559, 221	2, 703, 078, 565
累计折旧					
2006 年 12 月 31 日	317, 461, 537	830, 111, 906	23, 995, 700	39, 157, 023	1, 210, 726, 166
重新分类	(2, 473, 108)	2, 335, 518	1, 863, 227	(1, 725, 637)	-
本年计提	7, 691, 872	54, 912, 641	1, 193, 150	1, 710, 959	65, 508, 622
本年减少	(5, 441, 528)	(39, 179, 969)	(131, 606)	(12, 774, 389)	(57, 527, 492)
2007 年 06 月 30 日	317, 238, 773	848, 180, 096	26, 920, 471	26, 367, 956	1, 218, 707, 296
减：减值准备	-	(3, 088, 266)	-	-	(3, 088, 266)
净值					
2006 年 12 月 31 日	483, 751, 953	1, 042, 447, 686	3, 230, 393	10, 275, 257	1, 539, 705, 289
2007 年 06 月 30 日	451, 326, 431	1, 013, 641, 290	5, 124, 017	11, 191, 265	1, 481, 283, 003

在报告期内，净值 433,605,310 元(原值 750,316,552 元)的房屋及建筑物分别作为 200,000,000 元的长期借款(附注四(18))的抵押物。

(8) 工程物资

	2007 年 06 月 30 日	2006 年 12 月 31 日
专用设备	12,269,223	26,652,952

(9) 在建工程

工程名称	预算数	2006 年 12 月 31 日	本年增加	本年转出	2007 年 06 月 30 日	资金来源	工程投入占预算的比例
锻钢 5t 电液锤改造	4,200,000	2,953,399	1,193,109	-	4,146,508	自有资金	99%
四炼钢产品结构调整技术改造	22,800,000	6,384,146	-	-	6,384,146	自有资金	28%
水泥门磅房及 30T、80T 汽车衡搬迁	1,890,000	2,124,766	-	-	2,124,766	自有资金	112%
动力 6 号炉改造工程	1,340,000	1,236,418	-	-	1,236,418	自有资金	92%
一轧 850 工程	7,520,600	6,595,364	-	-	6,595,364	自有资金	88%
五万气柜工程	13,067,520	7,571,253	134,200	-	7,705,453	自有资金	59%
750 机组扩大产品规格改造	8,000,000	1,813,803	1,639,225	-	3,453,028	自有资金	43%
煤气输配送系统技改工程	14,000,000	8,120,321	5,018,047	-	13,138,368	自有资金	94%
电炉、精炼炉除尘系统改造	28,350,000	3,017,681	9,157,467	-	12,175,148	自有资金	43%
连轧后步工序改造	31,600,000	4,813,777	11,543,584	-	16,357,361	自有资金	52%
1#连铸机提升产品质量	19,000,000	4,311,044	3,725,123	-	8,036,167	自有资金	42%
18/30MN 液压机组安装项目	28,500,000		17,194,780	-	17,194,780	自有资金	60%
成品新增退火炉（一轧厂）	4,898,800	5,327,013	-	-	5,327,013	自有资金	109%
其他	139,650,000	15,129,638	18,320,869	-	33,450,507	自有资金	24%
小计	324,816,920	69,398,623	67,926,404	-	137,325,027		
减：减值准备		(11,898,266)		-	(11,898,266)		
合计	324,816,920	57,500,357	67,926,404	-	125,426,761		

于 2007 年度，本公司没有资本化借款利息费用(2006 年：无)。

(10) 无形资产

	原始金额	2006 年 12 月 31 日	本年摊销	2007 年 06 月 30 日	剩余摊销期限	取得方式
土地使用权	42,706,416	31, 255, 094	450, 000	30, 805, 094	37 年	出让

于 2007 年 06 月 30 日，摊余价值为 30,805,094 元(原值 42,706,416 元)的土地使用权作为 200,000,000 元长期借款(附注四(18))的抵押物。

(11) 短期借款

	2007 年 06 月 30 日	2006 年 12 月 31 日

担保借款(a)	2,000,000	1,000,000
信用借款	5,000,000	5,000,000
	7,000,000	6,000,000

(a) 该金额为黄石市政府有关部门支持本公司项目研究工程的专项免息借款，由一银行提供担保，并以银行存款作为保证金。

2007 度短期借款的年利率为 7.560%(2006 年：7.560%)。

(12) 应付票据

	2007 年 06 月 30 日	2006 年 12 月 31 日
银行承兑汇票	-	179,327,685

(13) 应付账款

	2007 年 06 月 30 日	2006 年 12 月 31 日
应付账款	708,295,264	619,018,541

2007 年 06 月 30 日，应付账款余额中无应付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

(14) 预收账款

	2007 年 06 月 30 日	2006 年 12 月 31 日
预收账款	118,257,833	108,833,719

2007 年 06 月 30 日，预收账款余额中无预收持有本公司 5%(含 5%)以上表决权股份的股东的款项。

(15) 应付职工薪酬

	2007 年 06 月 30 日	2006 年 12 月 31 日
工资	15,286,314	9,373,114
职工福利	253,922	1,200,000
其它	561,178	-
	16,101,414	10,573,114

(16) 应交税费

	2007 年 06 月 30 日	2006 年 12 月 31 日
应交企业所得税	(10,679,726)	(10,679,726)
应交增值税	34,953,714	4,376,298
应交城市维护建设税	8,890,605	8,890,605

应交土地使用税	515,120	515,120
应交房产税	2,174,444	2,136,603
堤防费(a)	3,954,128	3,954,128
教育费附加(b)	16,193,208	16,193,208
地方教育发展费	5,696,083	5,571,587
其他	4,154,217	1,071,797
	65,851,793	32,029,620

(a) 堤防费按应纳增值税与营业税税额的 2%计缴。

(b) 在本公司享受外商投资企业相关税收优惠前，教育费附加按实际缴纳的流转税（增值税与营业税）的 3%计缴；地方教育发展费按销售收入的 1 ‰计缴。

(17) **其他应付款**

	2007 年 06 月 30 日	2006 年 12 月 31 日
应付排污费	23,586,575	23,586,575
应付利息	38,803,333	38,612,233
应付教育及工会经费	4,582,791	4,759,169
应付钢材代运费	4,917,850	4,669,125
应付销售保证金	12,221,754	12,221,754
应付销售及经营费用	5,795,953	4,901,536
其他	121,637,280	74,783,437
	211,545,536	163,533,829

于 2007 年 06 月 30 日，其他应付款余额中无应付持本公司 5%(含 5%)以上表决权股份股东款项。
于 2007 年 06 月 30 日，账龄超过三年的其他应付款为 71,083,825 元（2006 年：69,164,764 元），主要包括 1) 应付黄石市环保局之排污费，本公司正与其磋商具体支付安排；2)应付利息。

(18) **长期借款**

	2007 年 06 月 30 日	2006 年 12 月 31 日
担保借款		
一担保	-	100,000,000
一抵押(a)	200,000,000	280,000,000
信用借款	202,905,000	102,905,000
长期借款应计利息	779,644	668,615
	403,684,644	483,573,615
减：一年内到期的长期借款		

担保借款		
一担保	-	-
一抵押(a)	(20,000,000)	(100,000,000)
信用借款(b)	(2,905,000)	(2,905,000)
长期借款应计利息	(779,644)	(668,615)
一年内到期的长期借款合计	(23,684,644)	(103,573,615)
长期借款	380,000,000	380,000,000

于 2007 年 06 月 30 日，担保借款包括：

(a) 截至 2007 年 06 月 30 日，以本公司的房屋及建筑物(附注四(7))以及土地使用权(附注四(10))作抵押物，利息每月支付一次，其中本金 20,000,000 元须于 2007 年偿还,作为一年内到期的长期借款款列示;其余部分于 2008 年偿还。

(b) 于 2007 年 06 月 30 日，逾期借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。

2007 年半年度长期借款的年利率范围为 5.180%至 7.560% (2006 年：5.180%至 7.560%)。

(19) 股本

每股面值人民币 1 元

	2006 年 12 月 31 日	本年增加数	本年减少数	2007 年 6 月 30 日
一、有限售条件股份				
境内上市的人民币普通股	282,371,216	-	(1,980,684)	280,390,532
二、无限售条件股份				
境内上市的人民币普通股	167,037,264	1,980,684	-	169,017,948
股份总额	449,408,480	1,980,684	(1,980,684)	449,408,480

(20) 资本公积

	2006 年 12 月 31 日	本年增加数	本年减少数	2007 年 06 月 30 日
股本溢价	264,908,962	-	-	264,908,962
其他资本公积	145,950,186	-	-	145,950,186

关联交易差价	74,794,126	-	-	74,794,126
	485,653,274	-	-	485,653,274

(21) 盈余公积

	2006 年 12 月 31 日	本年提取	本年减少	2007 年 06 月 30 日
法定盈余公积金	84,196,234	-	-	84,196,234
法定公益金	-	-	-	-
任意盈余公积金	-	-	-	-
	84,196,234	-	-	84,196,234

根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润弥补以前年度亏损后的 10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的 50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的 25%。

(22) 未分配利润

	2007 年 1-6 月	2006 年度
期初未分配利润	302,773,977	16,880,625
加：本期实现的净利润	171,069,285	317,659,280
减：提取法定盈余公积	-	(31,765,928)
提取法定公益金	-	-
期末未分配利润	473,843,262	302,773,977

(23) 分产品营业收入及营业成本

(a) 主营业务收入及主营业务成本

	2007 年 1-6 月		2006 年 1-6 月	
产品类别	主营业务收入	主营业务成本	主营业务收入	主营业务成本
炭结	681,504,351	637,748,835	587,351,752	561,508,641
弹簧	349,608,191	322,945,200	261,957,869	258,032,082
滚珠	427,372,096	372,588,117	312,426,022	282,455,542
冲模	63,918,867	51,250,791	77,239,595	67,594,850
合结	1,159,610,076	1,038,497,063	1,026,577,784	912,640,387
不锈	9,862,165	9,397,477	12,011,945	12,207,237
商品坯	1,991,901	1,593,689	3,459,388	2,455,888
其它	2,437,817	1,705,789	3,381,849	2,868,250
	2,696,305,464	2,435,726,961	2,284,406,204	2,099,762,877

本公司的经营活动均位于湖北省，并不存在由于经济环境不同而承担额外的风险和回报的组成部分，因此没有编制地区分部报告。

(b) 其他业务收入及其它业务支出

	2007 年 1-6 月		2006 年 1-6 月	
	其他业务收入	其他业务支出	其他业务收入	其他业务支出
材料销售	39,210,961	39,336,172	63,100,161	65,341,071
动力销售	36,531,253	35,285,040	31,816,144	31,106,007
其他	36,514,828	32,165,101	28,119,219	20,515,506
	112,257,042	106,786,313	123,035,524	116,962,584

材料销售收入主要为向关联方销售的废钢、矿石及燃料等原材料；动力销售收入主要为向关联方销售的氧气、煤气及电力等。

(24) 管理费用

	2007 年 1-6 月	2006 年 1-6 月
工资附加及保险	12,621,158	16,641,536
税金	7,418,441	5,566,444
折旧及无形资产摊销	8,739,983	1,224,966
其他	11,707,484	6,172,893
	40,487,066	29,605,839

(25) 财务费用

	2007 年 1-6 月	2006 年 1-6 月
利息支出	13,300,019	21,917,673
利息收入	(1,387,107)	(877,438)
贴现收入	(360,662)	(829,380)
汇兑损失/(收益)	3,271,689	-
手续费	1,336,096	73,261
	16,160,035	20,284,116

(26) 资产减值损失

	2007 年 1-6 月	2006 年 1-6 月
坏账损失	(30,804)	(91,704,148)
固定资产减值损失	3,088,266	-
在建工程减值损失	-	19,354,463
	3,057,462	(72,349,685)

(27) **营业外收入及营业外支出**

	2007 年 1-6 月	2006 年 1-6 月
营业外收入：		
处置固定资产净收益	7,131,902	218,000
违约金	187,059	704,020
其他	604,100	-
	7,923,061	922,020
营业外支出：		
处置固定资产净损失	10,541,014	-
其他	38,016	-
	10,579,030	-

(28) **支付的其他与经营/投资/筹资活动有关的现金**

(a) 现金流量表中支付的其他与经营活动有关的现金主要包括：

	2007 年 1-6 月
劳务费	2,605,829
承包费用	860,325
中介服务费	1,531,695
其他	1,466,709
	6,464,558

(b) 现金流量表中支付的其他与筹资活动有关的现金主要包括：

	2007 年 1-6 月
支付之银行手续费	249,943

五 **关联方关系及其交易**

本公司根据企业会计准则及《股票上市规则》的具体规定认定关联方及关联交易。

(1) **存在控制关系的关联方**

企业名称	注册地址	主营业务	与本公司关系	经济或类型	法定代表人
中信泰富	香港中环添美道一号中信大厦三十二楼	中信泰富在中国包括大陆及香港的业务方面有着丰富经验，业务重点亦日趋侧重于中国大陆。主要业务为特钢制造及其生产所需之原材料铁矿石的开采和在中国大陆开发物业。	最终控股股东	有限责任	荣智健

广州大冶	广州白云花园华益南街 5 号	钢材销售	子公司	有限责任	张家福

(2) **存在控制关系的关联方的注册资本及其变化**

企业名称	2006 年 12 月 31 日 (万元)	本期增加 (万元)	本期减少 (万元)	2007 年 6 月 30 日 (万元)
中信泰富	120,000(港币)	-	-	120,000(港币)
广州大冶	205	-	-	205

(3) **存在控制关系的关联方所持股份或权益及其变化**

	2006 年 12 月 31 日		本期增加		本期减少		2007 年 6 月 30 日	
企业名称	金额	%	金额	%	金额	%	金额	%
中信泰富	261,238,480	58.13	-	-	-	-	261,238,480	58.13
广州大冶	2,050,000	100	-	-	-	-	2,050,000	100

(4) **不存在控制关系的关联方的性质**

关联企业名称	与本公司的关系
新冶钢	第一大股东
中信投资	第二大股东
江阴兴澄特种钢铁有限公司(“兴澄特种钢铁”)	同受一最终控股股东控制
江阴泰富兴澄特种材料有限公司(“兴澄特种材料”)	同受一最终控股股东控制
湖北中特新化能科技有限公司(“中特新化能”)	同受一最终控股股东控制

(5) **关联交易**

(a) 定价政策

公司关联交易包括采购货物、销售货物、加工钢材、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方签定的关联交易合同。具体定价按下列原则协商确定：

- 有国家物价部门定价的，按国家定价；
- 没有国家定价的，以市场价格为标准；
- 市场价格难以衡量时，以实际成本加一定比例为标准商定协议价格，加成比例视具体货物而定，但不超过成本的 20%。

(b) 采购货物

关联方名称	附注	2007 年 1-6 月	2006 年 1-6 月
新冶钢	(i)	623,404,925	527,406,087
中特新化能		178,601,027	-
		802,005,952	527,406,087

(i) 本公司主要是向新冶钢购买进口矿砂等原材料，以满足生产的需要。采购价格以市场价格为定价基准。同时，由于生产工艺流程的需要，本公司以协议价格向新冶钢购买钢坯。

(c) 销售货物

关联方名称	附注	2007 年 1-6 月	2006 年 1-6 月
新冶钢	(i)	341,498,174	598,070,521
兴澄特种钢铁		2,019,151	4,259,377
中特新化能		17,409,304	-
		360,926,629	602,329,898

(i) 本公司主要向新冶钢提供辅料备件、连铸坯、以及通过该公司出口钢材等，主要包括：

- 本公司以采购成本价向新冶钢提供矿石、铁精矿、焦丁等大宗原材料做相互生产调配之需。2007 上半年销售金额为人民币 50,364,003 元(2006 年同期：62,107,830 元)。
- 本公司以协议价格向新冶钢销售连铸坯，2007 上半年销售金额为人民币 273,252,193 元(2006 年同期：329,201,047 元)。
- 本公司通过新冶钢出口钢材，2007 上半年共计金额达到人民币 2,115,709 元 (2006 年同期：184,198,226 元)。
- 本公司以协议价格销售自产煤气、动力等给湖北新冶钢有限公司，2007 上半年共 15,766,269 元(2006 年同期 22,563,419 元)。

(d) 提供劳务

关联方名称	2007 年 1-6 月	2006 年 1-6 月
新冶钢	1,195,409	5,920,874
中特新化能	1,264,323	-
	2,459,732	5,920,874

本公司向新冶钢提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。

(e) 接受劳务

关联方名称	2007 年 1-6 月	2006 年 1-6 月
新冶钢	3,577,733	3,127,094

本公司主要是以协议价格向新冶钢购买运输、安装劳务等。

(f) 销售固定资产

关联方名称	2007 年 1-6 月	2006 年 1-6 月
新冶钢	634,126	-

本公司主要是以账面净值向新冶钢转让其生产所需的机器设备等。

(g) 购入固定资产

关联方名称	2007 年 1-6 月	2006 年 1-6 月

新冶钢	10,274,846	-

本公司主要由新冶钢购入其生产所需的机器设备等。

(h) 接受担保

关联方名称	2007 年 1-6 月	2006 年 1-6 月
新冶钢	-	151,000,000

于本年度，该等担保合同已经撤销。

(6) **关联方应收、应付款项余额**

(a) 期末包括于应收账款的关联方余额如下：

	2007 年 06 月 30 日	2006 年 12 月 31 日
兴澄特种钢铁	2,281,403	1,466,428

(b) 期末包括于应付账款中的关联方余额如下：

	2007 年 06 月 30 日	2006 年 12 月 31 日
新冶钢	14,002,497	-

六 或有事项

截止本会计报表批准日，本公司无需要披露的重大或有事项。

七 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在会计报表上确认的资本性支出承诺：

	2007 年 06 月 30 日	2006 年 12 月 31 日
建筑物及机器设备	118,737,179	52,292,794

八 资产负债表日后事项

截止本会计报表批准日，本公司无需要披露的重大资产负债表日后事项。

九 扣除非经常性损益后的净利润

	2007 年 1-6 月	2006 年 1-6 月
净利润	171,069,285	196,358,556
加/(减)：非经常性损益项目		
- 处置固定资产的净损失	10,541,014	(218,000)

-投资收益	-	(704,020)
- 计提的资产减值准备	3,088,266	19,354,463
-以前年度已经计提各项减值准备的转回	(30,804)	(91,704,148)
- 其他营业外收入	(7,923,061)	-
- 其他营业外支出	38,016	-
	176,782,716	123,086,851
非经常性损益的所得税影响数	-	-
扣除非经常性损益后的净利润	176,782,716	123,086,851

十　其它补充资料

2007 年中期资产减值准备明细表

(除特别注明外，金额单位为人民币元)

项　　目	年初账面余额	本期计提	本期减少数		期末账面余额
			转回	转销	
一、坏账损失	161,443,551	-	30,804	(143,597,907)	17,876,448
二、存货跌价损失	34,532,417	-	-	-	34,532,417
三、可供出售金融资产减值损失					
四、持有至到期投资减值损失					
五、长期股权投资减值损失	2,659,621	-	-	-	2,659,621
六、投资性房地产减值损失					
七、固定资产减值损失	-	3,088,266	-	-	3,088,266
八、工程物资减值损失					
九、在建工程减值损失	11,898,266	-	-	-	11,898,266
十、生产性生物资产减值损失					
十一、油气资产减值损失					
十二、无形资产减值损失					
十三、商誉减值损					
十四、其他					
合计	210,533,855	3,088,266	30,804	(143,597,907)	70,055,018

公司法定代表人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

2006年1-6月净利润差异调节表

项目	金额
2006年度净利润（原会计准则）	196,358,556
追溯调整项目影响合计数	-
其中：营业成本	-
公允价值变动收益	-
投资收益	-
2006年度净利润（新会计准则）	196,358,556
假定全面执行新会计准则的备考信息	
其他项目影响合计数	-
其中：开发费用	-
债务重组收益	-
投资收益	-
2006年度模拟净利润	196,358,556

利润表调整项目

（2006年1-6月）

项目	调整前	调整后
管理费用	(62,098,309)	29,605,839
营业外支出	19,354,463	-
资产减值损失	-	(72,349,685)
净利润	196,358,556	196,358,556

净资产收益率及每股收益计算表

编制单位：大冶特殊钢股份有限公司　　　　会计报表属期：2007 年 1-6 月

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
	(%)	(%)	(元)	(元)
归属于公司普通股股东的净利润	11.46	12.15	0.38	0.38
扣除非经常性损益后归属于公司普通股股东的净利润	11.84	12.56	0.39	0.39

净资产收益率及每股收益计算表

编制单位：大冶特殊钢股份有限公司　　　　会计报表属期：2006 年 1-6 月

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
	(%)	(%)	(元)	(元)
归属于公司普通股股东的净利润	16.64	18.28	0.44	0.44
扣除非经常性损益后归属于公司普通股股东的净利润	10.43	11.46	0.27	0.27

计算过程

1） 每股收益

① 基本每股收益

A、基本每股收益（归属于公司普通股股东的净利润）

2007 年1-6 月＝171,069,285/449,408,480=0.38

2006 年1-6 月＝196,358,556/449,408,480=0.44

B、 基本每股收益（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年1-6 月＝(171,069,285+5,713,431)/ 449,408,480=0.39

2006 年1-6 月＝(196,358,556-73,271,705)/ 449,408,480=0.27

② 稀释每股收益

A、 稀释每股收益（归属于公司普通股股东的净利润）：

2007 年1-6 月＝171,069,285/449,408,480=0.38

2006 年1-6 月＝196,358,556/449,408,480=0.44

B、 稀释每股收益（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年1-6 月＝(171,069,285+5,713,431)/ 449,408,480=0.39

2006 年1-6 月＝(196,358,556-73,271,705)/ 449,408,480=0.27

（2） 净资产收益率

① 全面摊薄净资产收益率

A、全面摊薄净资产收益率（归属于公司普通股股东的净利润）

2007 年1-6 月＝171,069,285/1,493,101,250*100%=11.46%

2006 年 1-6 月＝196,358,556/1,180,175,647*100%=16.64%

B、全面摊薄净资产收益率（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年1-6 月＝(171,069,285+5,713,431)/ 1,493,101,250*100%=11.84%

2006 年1-6 月＝(196,358,556-73,271,705)/ 1,180,175,647*100%=10.43%

② 加权平均净资产收益率

A、加权平均净资产收益率（归属于公司普通股股东的净利润）

2007 年1-6 月＝171,069,285/（1,322,031,965+1,493,101,250）/2*100%=12.15%

2006 年1-6 月＝196,358,556/(968,479,228+1,180,175,647)/2*100%=18.28%

B、 加权平均净资产收益率（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年1-6 月＝(171,069,285+5,713,431)/(1,322,031,965+1,493,101,250)/2*100%=12.56%

2006 年1-6 月＝(196,358,556-73,271,705)/(968,479,228+1,180,175,647)/2*100%=11.46%

八、备查文件目录

1、载有董事长签名的半年度报告文本；

2、载有法定代表人、总经理、主管会计工作负责人签名并盖章的财务报告文本；

3、报告期内在中国证监会指定报刊上公开披露过的所有公司文件的正本及公告原稿；

4、公司章程。

大冶特殊钢股份有限公司

董　事　会

2007 年 8 月 17 日

＊＊＊＊＊＊＊

完

香港，　二零零七年八月二十一日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

RECEIVED

2007 AUG 27 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2007 年半年度財務報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO,.LTD.

2007年半年度财务报告

（未经审计）

董事长：蔡星海

总经理： 钱刚

总会计师：王培熹

资 产 负 债 表

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

项　目	附注	期末数	期初数
流动资产:			
货币资金	四(1)	188,944,367	259,800,213
交易性金融资产		-	-
应收票据	四(2)	187,586,199	133,517,926
应收帐款	四(3)	169,385,641	95,272,288
预付款项	四(4)	137,137,501	96,333,421
应收利息		-	-
应收股利		-	-
其他应收款	四(3)	12,144,147	5,397,812
存货	四(5)	711,449,775	713,026,779
一年内到期的非流动资产		-	-
其他流动资产		-	-
流动资产合计		1,406,647,630	1,303,348,439
非流动资产:			
可供出售金融资产		-	-
持有至到期投资		-	-
长期应收款		-	-
长期股权投资	四(6)	-	-
投资性房地产		-	-
固定资产	四(7)	1,481,283,003	1,539,705,289
在建工程	四(9)	125,426,761	57,500,357
工程物资	四(8)	12,269,223	26,652,952
固定资产清理		-	-
生产性生物资产		-	-
油气资产		-	-
无形资产	四(10)	30,805,094	31,255,094
开发支出		-	-
商誉		-	-
长期待摊费用		-	-
递延所得税资产		-	-
其他非流动资产		-	-
非流动资产合计		1,649,784,081	1,655,113,692
资　产　合　计		3,056,431,711	2,958,462,131

公司法定代表人:蔡星海　　总经理:钱刚　　主管会计工作负责人:王培熹

资 产 负 债 表(续)

编制单位:大冶特殊钢股份有限公司　　2007年6月30日　　单位:人民币元

项　　目	附注	期末数	期初数
流动负债:			
短期借款	四(11)	7,000,000	6,000,000
交易性金融负债		-	-
应付票据	四(12)	-	179,327,685
应付帐款	四(13)	708,295,264	619,018,541
预收款项	四(14)	118,257,833	108,833,719
应付职工薪酬	四(15)	16,101,414	10,573,114
应交税费	四(16)	65,851,793	32,029,620
应付利息		-	-
应付股利		53,700	53,700
其他应付款	四(17)	211,545,536	163,533,829
一年内到期的非流动负债		23,684,644	103,573,615
其他流动负债		-	-
流动负债合计		1,150,790,184	1,222,943,823
非流动负债:			
长期借款	四(18)	380,000,000	380,000,000
应付债券		-	-
长期应付款		-	-
专项应付款		-	-
预计负债		32,540,277	33,486,343
递延所得税负债		-	-
其他非流动负债		-	-
非流动负债合计		412,540,277	413,486,343
负债合计		1,563,330,461	1,636,430,166
股东权益:			
股本	四(19)	449,408,480	449,408,480
资本公积	四(20)	485,653,274	485,653,274
减:库存股		-	-
盈余公积	四(21)	84,196,234	84,196,234
未分配利润	四(22)	473,843,262	302,773,977
股东权益合计		1,493,101,250	1,322,031,965
负债和股东权益总计		3,056,431,711	2,958,462,131

公司法定代表人:蔡星海　　总经理:钱刚　　主管会计工作负责人:王培熹

利 润 表

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

项　　目	附注	本期数	上年同期数
一、营业收入	四(23)	2,808,562,506	2,407,441,728
减：营业成本	四(23)	2,542,513,274	2,216,725,461
营业税金及附加		3,096,992	-
销售费用		29,522,423	17,884,682
管理费用	四(24)	40,487,066	29,605,839
财务费用	四(25)	16,160,035	20,284,116
资产减值损失	四(26)	3,057,462	(72,349,685)
加：公允价值变动收益(损失以"-"号填列)		-	-
投资收益(损失以"-"号填列)		-	145,221
其中：对联营企业和合营企业的投资收益		-	-
二、营业利润		173,725,254	195,436,536
加：营业外收入	四(27)	7,923,061	922,020
减：营业外支出	四(27)	10,579,030	-
其中：非流动资产处置损失		10,541,014	-
三、利润总额		171,069,285	196,358,556
减：所得税费用		-	-
四、净利润		171,069,285	196,358,556
五、每股收益			
(一) 基本每股收益		0.38	0.44
(二) 稀释每股收益		0.38	0.44

公司法定代表人:蔡星海　　总经理：钱刚　　主管会计工作负责人:王培意

现 金 流 量 表

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

项　　目	附注	金额
一、经营活动产生的现金流量:		
销售商品、提供劳务收到的现金		1,388,716,684
收到的税费返还		-
收到的其他与经营活动有关的现金		1,552,412
现金流入小计		1,390,269,096
购买商品、接受劳务支付的现金		1,211,671,574
支付给职工以及为职工支付的现金		30,794,438
支付的各项税费		97,247,066
支付的其他与经营活动有关的现金	四(28)(a)	6,464,558
现金流出小计		1,346,177,636
经营活动产生的现金流量净额		44,091,460
二、投资活动产生的现金流量:		
收回投资所收到的现金		-
取得投资收益所收到的现金		-
处置固定资产、无形资产和其他长期资产所收回的现金净额		-
收到的其他与投资活动有关的现金		-
现金流入小计		-
购建固定资产、无形资产和其他长期资产所支付的现金		20,947,649
投资所支付的现金		-
支付的其他与投资活动有关的现金		-
现金流出小计		20,947,649
投资活动产生的现金流量净额		(20,947,649)
三、筹资活动产生的现金流量:		
借款所收到的现金		121,000,000
开出银行票据与取得借款所减少的保证金		60,656,282
现金流入小计		181,656,282
偿还债务所支付的现金		200,000,000
分配股利或利润、利息所支付的现金		12,890,160
开出银行票据与取得借款所增加支付的保证金		-
支付的其他与筹资活动有关的现金	四(28)(b)	249,943
现金流出小计		213,140,103
筹资活动产生的现金流量净额		(31,483,821)
四、汇率变动对现金的影响		(1,859,554)
五、现金及现金等价物净增加额		(10,199,564)
加:现金及现金等价物的期初余额		196,536,895
六、期末现金及现金等价物的余额		186,337,331

公司法定代表人:蔡星海　　总经理:钱刚　　主管会计工作负责人:王培燕

现 金 流 量 表(续)

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

补 充 资 料	金 额
1、将净利润调节为经营活动现金流量	
净利润	171,069,285
加：资产减值准备	3,057,462
固定资产折旧	65,508,622
无形资产摊销	450,000
长期待摊费用摊销	-
处理固定资产、无形资产和其它长期资产损失（收益以“-”号填列）	-
固定资产报废损失（收益以“-”号填列）	3,409,112
公允价值变动损失（收益以“-”号填列）	-
财务费用（收益以“-”号填列）	13,300,019
投资损失（收益以“-”号填列）	-
递延所得税资产减少（增加以“-”号填列）	-
递延所得税负债增加（减少以“-”号填列）	-
存货的减少（增加以“-”号填列）	1,577,004
经营性应收项目的减少（增加以“-”号填列）	(175,732,042)
经营性应付项目的增加（减少以“-”号填列）	(38,548,002)
其他	-
经营活动产生的现金流量净额	44,091,460
2、不涉及现金收支的投资和筹资活动	
债务转为资本	-
一年内到期的可转换公司债券	-
融资租入固定资产	-
3、现金及现金等价物净增加情况:	
现金的期末余额	186,337,331
减：现金的期初余额	196,536,895
加：现金等价物的期末余额	-
减：现金等价物的期初余额	-
现金及现金等价物净增加额	(10,199,564)

公司法定代表人:蔡星海　　总经理：钱刚　　主管会计工作负责人:王培熹

所 有 者 权 益 变 动 表

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

项目	本年金额					
	股本	资本公积	减:库存股	盈余公积	未分配利润	所有者权益合计
一、上年年末余额	449,408,480	485,653,274	-	84,196,234	302,773,977	1,322,031,965
加:会计政策变更						
前期差错更正						
二、本年年初余额	449,408,480	485,653,274		84,196,234	302,773,977	1,322,031,965
三、本年增减变动金额	-	-	-	-	171,069,285	171,069,285
(一)净利润	-	-	-	-	171,069,285	171,069,285
(二)直接计入所有者权益的利得和损失						
1、可供出售金融资产公允价值变动净额						
2、权益法下被投资单位其他所有者权益变动的影响						
3、与计入所有者权益项目相关的所得税影响						
4、其他						
上述(一)和(二)小计	-	-	-	-	171,069,285	171,069,285
(三)所有者投入和减少资本						
1、所有者投入资本						
2、股份支付计入所有者权益的金额						
3、其他						
(四)利润分配						
1、提取盈余公积						
2、对所有者(或股东)的分配						
3、其他						
(五)所有者权益内部结转						
1、资本公积转增资本(或股本)						
2、盈余公积转增资本(或股本)						
3、盈余公积弥补亏损						
4、其他						
四、本期期末余额	449,408,480	485,653,274	-	84,196,234	473,843,262	1,493,101,250

公司法定代表人:蔡星海　　总经理:钱刚　　主管会计工作负责人:王培熹

所 有 者 权 益 变 动 表(续)

编制单位:大冶特殊钢股份有限公司　　2007 年 6 月 30 日　　单位:人民币元

项目	上年金额					
	股本	资本公积	减:库存股	盈余公积	未分配利润	所有者权益合计
一、上年年末余额	449,408,480	449,759,817	-	52,430,306	16,880,625	968,479,228
加:会计政策变更						
前期差错更正						
二、本年年初余额	449,408,480	449,759,817	-	52,430,306	16,880,625	968,479,228
三、本年增减变动金额(减少以"-"号填列)	-	35,893,457	-	31,765,928	285,893,352	353,552,737
(一)净利润	-	-	-	-	317,659,280	317,659,280
(二)直接计入所有者权益的利得和损失	-	35,893,457	-	-	-	35,893,457
1、可供出售金融资产公允价值变动净额						
2、权益法下被投资单位其他所有者权益变动的影响						
3、与计入所有者权益项目相关的所得税影响						
4、其他	-	35,893,457	-	-	-	35,893,457
上述(一)和(二)小计	-	35,893,457	-	-	317,659,280	353,552,737
(三)所有者投入和减少资本						
1、所有者投入资本						
2、股份支付计入所有者权益的金额						
3、其他						
(四)利润分配	-	-	-	31,765,928	(31,765,928)	-
1、提取盈余公积	-	-	-	31,765,928	(31,765,928)	-
2、对所有者(或股东)的分配						
3、其他						
(五)所有者权益内部结转						
1、资本公积转增资本(或股本)						
2、盈余公积转增资本(或股本)						
3、盈余公积弥补亏损						
4、其他						
四、本年年末余额	449,408,480	485,653,274	-	84,196,234	302,773,977	1,322,031,965

公司法定代表人:蔡星海　　总经理:钱刚　　主管会计工作负责人:王培熹

一 公司简介

(1) 背景

大冶特殊钢股份有限公司 (以下简称"本公司")是于 1993 年 4 月 22 日经湖北省体改委鄂改[1993]178 号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为 20,922.8 万股，发起人股 17,882.8 万股，其中：冶钢集团有限公司("冶钢集团")持有国家股 17,122.8 万股，东风汽车公司持有 532 万股，襄阳汽车轴承股份有限公司持有 228 万股，其他社会法人持有 760 万股，内部职工持有 2,280 万股。于 1997 年 3 月本公司在深圳证券交易所公开发行 7,000 万社会公众股，证券代码为 000708。

于 1997 年 8 月经过湖北省证券监督管理委员会[1997]30 号文批准，本公司 1997 年采用向全体股东每 10 股送红股 3 股，资本公积转增 2 股，公司股本由 27,922.8 万股增至 41,884.2 万股。

经过中国证券监督管理委员会 1998 年 5 月证监上[1998]49 号文批准，本公司按股本 41,884.2 万股计算实施配股，每 10 股配 2 股，其中：国家股股东冶钢集团可获配股 5,136.84 万股，其下属机械制造公司经评估后的净资产 1,363.24 万元折股认购 272.648 万股，其余 4,864.192 万股予以放弃。法人股可获配股 456 万股，各法人股股东全部放弃。社会公众股和内部职工股的股东以现金认购 2,100 万股和 684 万股。总股本增至为 44,940.848 万股。2000 年 3 月 16 日公司内部职工股上市流通，截至 2005 年 12 月 31 日，已上市流通股达 16,704 万股。

2004 年 12 月 20 日湖北新冶钢有限公司("新冶钢")分别受让中融国际信托投资有限公司 4,230 万股、北京方程兴业投资有限公司 1,530 万股、北京颐和丰业投资有限公司 1,500 万股、合肥银信投资管理有限公司 1,005 万股以及北京龙聚兴投资顾问有限公司 397 万股法人股，合计 8,662 万股法人股，占本公司总股本的 19.27%。该等法人股已于 2004 年 12 月 20 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004 年 12 月 20 日湖北省黄石市中级人民法院司法拍卖了本公司原第一大股东冶钢集团持有的本公司 174,618,480 股国家股(占本公司总股本的 38.86%)；其中中信泰富(中国)投资有限公司("中信投资")以每股人民币 2.29 元竞买本公司 126,618,480 股，占本公司总股本的 28.18%；新冶钢以每股 2.29 元竞买 48,000,000 股，占本公司总股本的 10.68%。该等法人股已于 2005 年 10 月 31 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信投资和新冶钢的实际控制人均为中信泰富有限公司("中信泰富")。以上股权转让交易完成后，新冶钢持有本公司总股本的 29.95%，成为本公司第一大股东。冶钢集团不再持有本公司股份。

鉴于中信投资是外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》以及相关国家审批部门的批准，本公司于 2005 年 7 月 1 日正式变更为外商投资的股份有限公司。

2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案。根据该项股改方案，自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股份性质变更为有限售条件的流通股，股票简称由"大冶特钢"变更为"G 冶特钢"，股票代码不变。2006 年 10 月 9 日，公司股票简称由"G 冶特钢"恢复为"大冶特钢"。

鉴于新冶钢及中信投资通过司法拍卖方式竞买得本公司的38.86%股份后，新冶钢与中信投资将合计持有本公司58.13%的股份，对于因此而触发的要约收购义务，经新冶钢与中信投资协商一致，同意由新冶钢履行要约收购义务。于2006年10月31日，向本公司其他股东发出要约，要约收购除冶钢集团外的全体股东持有的股份，要约收购价格不高于3元/股。

截至 2006 年 11 月 30 日，本次要约收购期满，根据深圳证券交易所的统计，预受和撤回预受要约股份为 0 股，本公司股东无人接受新冶钢发出的收购要约。新冶钢持有本公司的股份数不变，仍为 13,462 万股。至此，新冶钢已全面履行了要约收购义务。

(2) 业务范围

公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

二 主要会计政策、会计估计和会计报表的编制方法

(1) 会计报表的编制基础

自 2007 年 1 月 1 日起，本公司按照财政部 2006 年 2 月 15 日颁布的企业会计准则及其应用指南和相关补充规定编制。

(2) 会计年度

本公司会计年度为公历 1 月 1 日起至 12 月 31 日止。

(3) 记账本位币

本公司的记账本位币为人民币。

(4) 记账基础和计价原则

本公司的记账基础为权责发生制。资产在取得时按实际成本入账；如果以后发生减值，则计提相应的减值准备。

(5) 外币业务核算方法

外币业务按业务发生当日中国人民银行公布的基准汇率折算为人民币入账。于资产负债表日以外币为单位的货币性资产和负债，按该日中国人民银行公布的基准汇率折算为人民币，除与购建或者生产符合资本化条件的资产相关的外币借款产生的汇兑差额适用于《企业会计准则第 17 号—借款费用》，其余计入当期损益。

(6) 现金

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款。

(7) 金融工具的确认和计量

金融资产和金融负债分为下列五类：以公允价值计量且其变动计入当期损益的金融资产、持有至到期投资、贷款和应收款项、可供出售金融资产、其他金融负债。

(a) 初始确认

(i) 以公允价值计量且其变动计入当期损益的金融资产或金融负债：按照取得时的公允价值作为初始确认金额，相关的交易费用在发生时计入当期损益。
(ii) 持有至到期投资：按取得时的公允价值和相关交易费用之和作为初始确认金额。
(iii) 应收款项：按从购货方应收的合同或协议价款作为初始入账金额。
(iv) 可供出售金融资产：按取得该金融资产的公允价值和相关交易费用之和作为初始确认金额。
(v) 其他金融负债：按其公允价值和相关交易费用之和作为初始入账金额。

(b) 金融资产减值的处理

期末对于持有至到期投资和应收款项，有客观证据表明其发生了减值的，根据其账面价值与预计未来现金流量现值之间差额计算确认减值损失。对于单项金额重大的持有至到期投资和应收款项，单独进行减值测试，有客观证据表明其发生了减值的，根据其未来现金流量现值低于其账面价值的差额，确认减值损失，计提减值准备。期末对于可供出售金融资产的公允价值发生较大幅度下降，或在综合考虑各种相关因素后，预期这种下降趋势属于非暂时性的，则按其公允价值低于其账面价值的差额，确认减值损失，计提减值准备。

(8) 坏账准备的计提及确认

(a) 坏账准备的计提

- 应收非关联方款项

本公司对应收款项的可收回性作出具体评估后计提坏账准备。当有迹象表明应收款项的回收出现困难时，计提专项坏账准备；对于其他未计提专项坏账准备的应收款项，运用账龄分析法按以下比例计提一般坏账准备：

账龄	比例
一年以内	3%
一到二年	10%
二到三年	30%
三到四年	50%
四到五年	80%
五年以上	100%

- 应收关联方款项

本公司对应收关联方账款的可收回性作出具体评估后计提坏账准备。

(b) 坏账损失确认标准

凡因债务人破产或债务单位已撤销，依据法律清偿后确实无法收回的应收款项；债务人死亡，既无遗产可供清偿，又无义务承担人，确实无法收回的应收款项；债务人资不抵债、现金流量严重不足等逾期未能履行偿债义务，且具有明显特征表明无法收回的应收款项，确认为坏账，经董事会(超过净资产的 5%时，需经股东大会)批准核销后，冲销已提取的相应坏账准备。

(9) 存货

存货包括原材料、在产品、产成品、备件和辅助材料等。

存货计价方法：存货于取得时按实际成本入账，原材料和在产品按计划成本进行核算。发出和领用存货时，按计划成本核算的存货月末结转应负担的成本差异调整为实际成本；备件和辅助材料在领用时采用一次转销法核算成本；产成品的发出采用加权平均法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货盘存采用永续盘存制。

期末存货按成本与可变现净值孰低法计价列示，并计提存货跌价准备，可变现净值是指在正常生产经营过程中，以存货估计售价减去估计至完工将要发生的成本及销售费用及相关税金后的金额确定。

(10) 固定资产和折旧

固定资产是指为生产商品、提供劳务、出租和经营管理而持有的、使用寿命超过一个会计年度的有形资产。

购置或新建的固定资产按取得时的成本作为入账价值。对本公司在改制时进行评估的固定资产，按其经国有资产管理部门确认后的评估值作为入账价值。置换入的资产以换出资产账面原值减去累计折旧加上补价和应支付的相关税费，作为换入资产入账价值。

固定资产折旧采用直线法并按其入账价值减去预计净残值后在预计使用年限内计提。对计提了减值准备的固定资产，则在未来期间按扣减减值准备后的账面价值及尚可使用年限确定折旧额。

自 2006 年开始，本公司变更固定资产的预计使用年限、净残值率及年折旧率如下：

	预计使用年限	预计净残值率	年折旧率
房屋及建筑物－成本	30-40 年	3 %	2.43% 至 3.23%
机器设备	15 年	5 %-6 %	6.27% 至 6.33%
运输工具	5-10 年	5 %-6 %	9.40% 至 19.20%
计算机及电子设备	5-15 年	3 %	6.47% 至 19.40%

固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的金额计入当期损益。

固定资产的修理及维护支出于发生时计入当期费用。固定资产的重大改建、扩建、改良及装修等后续支出，在使该固定资产可能流入企业的经济利益超过了原先的估计时，予以资本化。重大改建、扩建及改良等后续支出按直线法于固定资产尚可使用期间内计提折旧，装修支出按直线法在预计受益期间内计提折旧。

期末对固定资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项固定资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。减值损失一经确认，在以后会计期间不得转回。

(11) 在建工程

在建工程指兴建中或安装中的资本性资产，以实际发生的支出作为工程成本入账。工程成本包括建筑费用及其他直接费用/机器设备原价及安装费用，以及在资产达到预定可使用状态之前为该项目专门借款所发生的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。
如果有迹象或环境变化显示单项在建工程账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。减值损失一经确认，在以后会计期间不得转回。

(12) 无形资产 -土地使用权

以支付土地出让金方式取得的土地使用权，按照实际支付的价款入账，于开始建造项目前作为无形资产核算，并采用直线法按预计使用年限 50 年摊销。自 2001 年 1 月 1 日起，利用土地建造项目时，将相应土地使用权的账面价值全部转入在建工程成本。

期末对无形资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项无形资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。减值损失一经确认，在以后会计期间不得转回。

(13) 长期股权投资的核算

长期股权投资是对子公司、合营企业及联营企业的股权投资。

长期股权投资由于市价持续下跌或被投资公司经营状况恶化等原因导致其可收回金额低于账面价值时，按可收回金额低于长期股权投资账面价值的差额确认为减值损失。减值损失一经确认，在以后会计期间不得转回。

(14) 借款费用的核算

借款费用资本化的确认原则

借款费用包括借款利息、折价或者溢价的摊销、辅助费用以及因外币借款而发生的汇兑差额等。企业发生的借款费用，可直接归属于符合资本化条件的资产的购建或者生产的，予以资本化，计入相关资产成本；其他借款费用，在发生时根据其发生额确认为费用，计入当期损益。

借款费用资本化的期间

为购建或者生产符合资本化条件的资产发生的借款费用，满足上述资本化条件，在该资产达到预定可使用或者可销售状态前所发生的，计入该资产的成本，在达到预定可使用或者可销售状态后所发生的，于发生当期直接计入财务费用。

(15) 收入确认

(a) 销售产品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确

认销售收入的实现。

(b) 提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c) 其他收入按下列基础确认

利息收入按存款的存续期间和合同或协议规定的利率计算确认。

(16) 预计负债

如果与或有事项相关的义务同时满足下列条件，本公司将其确认为预计负债：该义务是本公司承担的现时义务；履行该义务很可能导致经济利益流出本公司；该义务的金额能够可靠地计量。

(17) 职工薪酬

职工薪酬，是指公司为获得职工提供的服务而给予各种形式的报酬以及其他相关支出。职工薪酬包括职工工资、奖金、津贴和补贴、职工福利费、医疗保险费、养老保险费、失业保险费、工伤保险费和生育保险费等社会保险费、工会经费和职工教育经费、非货币性福利、解除劳动关系给予的补偿金等。

公司在职工为其提供服务的会计期间，将应付的职工薪酬确认为负债，除因解除劳动关系外，根据职工提供服务的受益对象，计入相关费用或资产。

三 税项

(1) 本公司适用的主要税种及其税率列示如下：

税种	税率	计税基础
企业所得税	24%	应纳税所得额
增值税	13% 或 17%	煤、矿石、蒸汽、水、煤气按应纳税销售额的 13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的 17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输、计控及技术中心服务收入

(2) 本公司为设立于沿江开放城市生产性外商投资企业，现行企业所得税税率为 24%。经 2006 年 8 月黄国税直函发[2006]011 号批准，本公司自弥补以前年度累计亏损后第一个获利年度起，可享受“二免三减半”的税收优惠政策；经 2006 年 8 月黄国税直函发[2006]013 号批准，本公司在规定的免征和减征企业所得税期间，同时免征 3%的地方所得税。

四　会计报表主要项目注释

(1)　货币资金

	2007 年 06 月 30 日	2006 年 12 月 31 日
现金	725	5,708
银行存款	186,336,606	196,531,187
其他货币资金	2,607,036	63,263,318
	188,944,367	259,800,213

于 2007 年 6 月 30 日货币资金中包括以下外币余额：

外币名称	外币金额	汇率	折合人民币
美元	417,391	7.6155	3,178,641
欧元	1,739,915	10.2337	17,805,768
			20,984,409

2007 年 6 月 30 日，本公司以 2,000,000 元的银行存款作为黄石市科学技术局免息贷款的保证金,以 607,036 元作为开出信用证的保证金。

列示于现金流量表的现金包括：

	2007 年 06 月 30 日
2007 年 06 月 30 日货币资金余额	188,944,367
减：受限制的银行存款	(2,607,036)
2007 年 06 月 30 日现金余额	186,337,331
2006 年 12 月 31 日货币资金余额	259,800,213
减：受限制的银行存款	(63,263,318)
2006 年 12 月 31 日现金余额	196,536,895
现金净减少额	(10,199,564)

(2)　应收票据

	2007 年 06 月 30 日	2006 年 12 月 31 日
银行承兑汇票	187,586,199	133,517,926

(3) 应收账款及其他应收款

(a) 应收账款

	2007 年 06 月 30 日	2006 年 12 月 31 日
应收账款	174,659,617	244,113,367
减：一般坏账准备	(5,273,976)	(148,841,079)
	169,385,641	95,272,288

	2007 年 06 月 30 日			2006 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
账龄						
1 年以内	168,300,515	96	(2,886,764)	96,225,467	40	(2,886,764)
1 - 2 年	1,550,870	1	(107,908)	1,079,079	0	(107,908)
2 - 3 年	1,051,420	1	(243,554)	811,846	0	(243,554)
3 -4 年	612,563	0	(86,488)	172,977	0	(86,488)
4 - 5 年	172,977	0	(1,230,533)	1,538,166	1	(1,230,533)
5 年以上	2,971,272	2	(718,729)	144,285,832	59	(144,285,832)
合计	174,659,617	100	(5,273,976)	244,113,367	100	(148,841,079)

本年应收帐款下降主要原因是核销前期全额计提的坏帐准备 143,567,103 元。

截至 2007 年 06 月 30 日，应收账款前五名债务人欠款金额合计为 69,491,028 元，占应收账款总额的 40%。

(b) 其他应收款

	2007 年 06 月 30 日	2006 年 12 月 31 日
其他应收款	24,746,619	18,000,284
减：一般坏账准备	(12,602,472)	(12,602,472)
	12,144,147	5,397,812

帐　龄	2007 年 06 月 30 日	比例 (%)	坏帐准备	2006 年 12 月 31 日	比例 (%)	坏帐准备
1 年以内	11,943,059	48	(155,869)	5,196,724	29	(155,869)
1-2 年	-	-	-	-	-	-
2-3 年	460,887	2	(138,594)	460,887	3	(138,594)

3-4 年	-	-	-	-	-	-
4-5 年	173,323	1	(138,659)	173,323	1	(138,659)
5 年以上	12,169,350	49	(12,169,350)	12,169,350	67	(12,169,350)
合　计	24,746,619	100	(12,602,472)	18,000,284	100	(12,602,472)

截至 2007 年 06 月 30 日，其它应收账款前五名债务人欠款金额合计为 15,627,229 元，占其它应收账款总额的 63%。

(4) 预付账款

	2007 年 06 月 30 日		2006 年 12 月 31 日	
	金额	比例(%)	金额	比例(%)
账龄				
1 年以内	97,093,416	71	78,119,399	81
1 - 2 年	23,818,886	17	9,438,760	10
2 - 3 年	9,662,750	7	4,772,213	5
3 年以上	6,562,449	5	4,003,049	4
	137,137,501	100	96,333,421	100

于 2007 年 06 月 30 日，预付账款余额中无预付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

(5) 存货

	2007 年 06 月 30 日	2006 年 12 月 31 日
原材料	231,181,434	245,181,744
在产品	294,478,172	245,673,272
产成品	220,322,586	256,704,180
	745,982,192	747,559,196
减：存货跌价准备	(34,532,417)	(34,532,417)
	711,449,775	713,026,779

(6) 长期股权投资

	2006 年 12 月 31 日	本年增加	本年减少	2007 年 06 月 30 日
长期股权投资				
其他投资(附注(a) 和附注(b))	2,659,621	-	-	2,659,621
减：长期股权投资减值准备	(2,659,621)	-	-	(2,659,621)
	-	-	-	-

(a) 由于被投资的四家公司(含一子公司，见附注四(b))已经停止经营，其未来盈利状况存在重大不确定性，本公司已对长期投资全额计提减值准备。

(b) 本公司下属一子公司广州大冶特钢新产品有限公司(“广州大冶”)已经停止经营，并且其资产总额少于本公司资产总额 10%，根据中华人民共和国财政部财会二字(1996)2 号《关于合并会计报表合并范围请示的复函》的规定，未将该公司纳入合并范围。

(c) 本公司无境外投资，故不存在长期投资变现及收益汇回的重大限制。

(7) 固定资产及累计折旧

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2006 年 12 月 31 日	801,213,490	1,872,559,592	27,226,093	49,432,280	2,750,431,455
重新分类	(30,590,444)	26,882,104	4,958,149	(1,249,809)	-
本年其他增加	5,120,263	13,505,458	-	2,630,621	21,256,342
本年减少	(7,178,105)	(48,037,502)	(139,754)	(13,253,871)	(68,609,232)
2007 年 06 月 30 日	768,565,204	1,864,909,652	32,044,488	37,559,221	2,703,078,565
累计折旧					
2006 年 12 月 31 日	317,461,537	830,111,906	23,995,700	39,157,023	1,210,726,166
重新分类	(2,473,108)	2,335,518	1,863,227	(1,725,637)	-
本年计提	7,691,872	54,912,641	1,193,150	1,710,959	65,508,622
本年减少	(5,441,528)	(39,179,969)	(131,606)	(12,774,389)	(57,527,492)
2007 年 06 月 30 日	317,238,773	848,180,096	26,920,471	26,367,956	1,218,707,296
减：减值准备	-	(3,088,266)	-	-	(3,088,266)
净值					
2006 年 12 月 31 日	483,751,953	1,042,447,686	3,230,393	10,275,257	1,539,705,289
2007 年 06 月 30 日	451,326,431	1,013,641,290	5,124,017	11,191,265	1,481,283,003

在报告期内，净值 433,605,310 元(原值 750,316,552 元)的房屋及建筑物分别作为 200,000,000 元的长期借款(附注四(18))的抵押物。

(8) 工程物资

	2007 年 06 月 30 日	2006 年 12 月 31 日
专用设备	12,269,223	26,652,952

(9) 在建工程

工程名称	预算数	2006 年 12 月 31 日	本年增加	本年转出	2007 年 06 月 30 日	资金来源	工程投入占预算的比例
锻钢 5t 电液锤改造	4,200,000	2,953,399	1,193,109	-	4,146,508	自有资金	99%
四炼钢产品结构调整技术改造	22,800,000	6,384,146	-	-	6,384,146	自有资金	28%
水泥门磅房及 30T、80T 汽车衡搬迁	1,890,000	2,124,766	-	-	2,124,766	自有资金	112%
动力 6 号炉改造工程	1,340,000	1,236,418	-	-	1,236,418	自有资金	92%
一轧 350 工程	7,520,600	6,595,364	-	-	6,595,364	自有资金	88%
五万气柜工程	13,067,520	7,571,253	134,200	-	7,705,453	自有资金	59%
750 机组扩大产品规格改造	8,000,000	1,813,803	1,639,225	-	3,453,028	自有资金	43%
煤气输配送系统技改工程	14,000,000	8,120,321	5,018,047	-	13,138,368	自有资金	94%
电炉、精炼炉除尘系统改造	28,350,000	3,017,681	9,157,467	-	12,175,148	自有资金	43%
连轧后步工序改造	31,600,000	4,813,777	11,543,584	-	16,357,361	自有资金	52%
1#连铸机提升产品质量	19,000,000	4,311,044	3,725,123	-	8,036,167	自有资金	42%
18/30MN 液压机组安装项目	28,500,000		17,194,780	-	17,194,780	自有资金	60%
成品新增退火炉（一轧厂）	4,898,800	5,327,013	-	-	5,327,013	自有资金	109%
其他	139,650,000	15,129,638	18,320,869	-	33,450,507	自有资金	24%
小计	324,816,920	69,398,623	67,926,404	-	137,325,027		
减：减值准备		(11,898,266)		-	(11,898,266)		
合计	324,816,920	57,500,357	67,926,404	-	125,426,761		

于 2007 年度，本公司没有资本化借款利息费用(2006 年：无)。

(10) 无形资产

	原始金额	2006 年 12 月 31 日	本年摊销	2007 年 06 月 30 日	剩余摊销期限	取得方式
土地使用权	42,706,416	31, 255, 094	450, 000	30, 805, 094	37 年	出让

于 2007 年 06 月 30 日，摊余价值为 30,805,094 元(原值 42,706,416 元)的土地使用权作为 200,000,000 元长期借款(附注四(18))的抵押物。

(11) 短期借款

	2007 年 06 月 30 日	2006 年 12 月 31 日
担保借款(a)	2,000,000	1,000,000
信用借款	5,000,000	5,000,000
	7,000,000	6,000,000

(a) 该金额为黄石市政府有关部门支持本公司项目研究工程的专项免息借款，由一银行提供担保，并以银行存款作为保证金。

2007 度短期借款的年利率为 7.560%(2006 年：7.560%)。

(12) 应付票据

	2007 年 06 月 30 日	2006 年 12 月 31 日
银行承兑汇票	-	179,327,685

(13) 应付账款

	2007 年 06 月 30 日	2006 年 12 月 31 日
应付账款	708,295,264	619,018,541

2007 年 06 月 30 日，应付账款余额中无应付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

(14) 预收账款

	2007 年 06 月 30 日	2006 年 12 月 31 日
预收账款	118,257,833	108,833,719

2007 年 06 月 30 日，预收账款余额中无预收持有本公司 5%(含 5%)以上表决权股份的股东的款项。

(15) 应付职工薪酬

	2007 年 06 月 30 日	2006 年 12 月 31 日
工资	15,286,314	9,373,114
职工福利	253,922	1,200,000
其它	561,178	-
	16,101,414	10,573,114

(16) 应交税费

	2007年06月30日	2006年12月31日
应交企业所得税	(10,679,726)	(10,679,726)
应交增值税	34,953,714	4,376,298
应交城市维护建设税	8,890,605	8,890,605
应交土地使用税	515,120	515,120
应交房产税	2,174,444	2,136,603
堤防费(a)	3,954,128	3,954,128
教育费附加(b)	16,193,208	16,193,208
地方教育发展费	5,696,083	5,571,587
其他	4,154,217	1,071,797
	65,851,793	32,029,620

(a) 堤防费按应纳增值税与营业税税额的 2%计缴。

(b) 在本公司享受外商投资企业相关税收优惠前，教育费附加按实际缴纳的流转税（增值税与营业税）的 3%计缴；地方教育发展费按销售收入的 1 ‰计缴。

(17) 其他应付款

	2007年06月30日	2006年12月31日
应付排污费	23,586,575	23,586,575
应付利息	38,803,333	38,612,233
应付教育及工会经费	4,582,791	4,759,169
应付钢材代运费	4,917,850	4,669,125
应付销售保证金	12,221,754	12,221,754
应付销售及经营费用	5,795,953	4,901,536
其他	121,637,280	74,783,437
	211,545,536	163,533,829

于 2007 年 06 月 30 日，其他应付款余额中无应付持本公司 5%(含 5%)以上表决权股份股东款项。

于 2007 年 06 月 30 日，账龄超过三年的其他应付款为 71,083,825 元（2006 年：69,164,764 元），主要包括 1) 应付黄石市环保局之排污费，本公司正与其磋商具体支付安排；2)应付利息。

(18) 长期借款

	2007 年 06 月 30 日	2006 年 12 月 31 日
担保借款		
一担保	-	100,000,000
一抵押(a)	200,000,000	280,000,000
信用借款	202,905,000	102,905,000
长期借款应计利息	779,644	668,615
	403,684,644	483,573,615
减：一年内到期的长期借款		
担保借款		
一担保	-	-
一抵押(a)	(20,000,000)	(100,000,000)
信用借款(b)	(2,905,000)	(2,905,000)
长期借款应计利息	(779,644)	(668,615)
一年内到期的长期借款合计	(23,684,644)	(103,573,615)
长期借款	380,000,000	380,000,000

于 2007 年 06 月 30 日，担保借款包括：

(a) 截至 2007 年 06 月 30 日，以本公司的房屋及建筑物(附注四(7))以及土地使用权(附注四(10))作抵押物，利息每月支付一次，其中本金 20,000,000 元须于 2007 年偿还,作为一年内到期的长期借款款列示;其余部分于 2008 年偿还。

(b) 于 2007 年 06 月 30 日，逾期借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。
2007 年半年度长期借款的年利率范围为 5.180%至 7.560% (2006 年：5.180%至 7.560%)。

(19) 股本

每股面值人民币 1 元

	2006 年 12 月 31 日	本年增加数	本年减少数	2007 年 6 月 30 日
一、有限售条件股份				
境内上市的人民币普通股	282,371,216	-	(1,980,684)	280,390,532

二、无限售条件股份				
境内上市的人民币普通股	167,037,264	1,980,684	-	169,017,948
股份总额	449,408,480	1,980,684	(1,980,684)	449,408,480

(20) 资本公积

	2006 年 12 月 31 日	本年增加数	本年减少数	2007 年 06 月 30 日
股本溢价	264,908,962	-	-	264,908,962
其他资本公积	145,950,186	-	-	145,950,186
关联交易差价	74,794,126	-	-	74,794,126
	485,653,274	-	-	485,653,274

(21) 盈余公积

	2006 年 12 月 31 日	本年提取	本年减少	2007 年 06 月 30 日
法定盈余公积金	84,196,234	-	-	84,196,234
法定公益金	-	-	-	-
任意盈余公积金	-	-	-	-
	84,196,234	-	-	84,196,234

根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润弥补以前年度亏损后的 10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的 50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的 25%。

(22) 未分配利润

	2007 年 1-6 月	2006 年度
期初未分配利润	302,773,977	16,880,625
加：本期实现的净利润	171,069,285	317,659,280
减：提取法定盈余公积	-	(31,765,928)
提取法定公益金	-	-
期末未分配利润	473,843,262	302,773,977

(23) 分产品营业收入及营业成本

(a) 主营业务收入及主营业务成本

	2007 年 1-6 月		2006 年 1-6 月	
产品类别	主营业务收入	主营业务成本	主营业务收入	主营业务成本
炭结	681,504,351	637,748,835	587,351,752	561,508,641
弹簧	349,608,191	322,945,200	261,957,869	258,032,082
滚珠	427,372,096	372,588,117	312,426,022	282,455,542
冲模	63,918,867	51,250,791	77,239,595	67,594,850
合结	1,159,610,076	1,038,497,063	1,026,577,784	912,640,387
不锈	9,862,165	9,397,477	12,011,945	12,207,237
商品坯	1,991,901	1,593,689	3,459,388	2,455,888
其它	2,437,817	1,705,789	3,381,849	2,868,250
	2,696,305,464	2,435,726,961	2,284,406,204	2,099,762,877

本公司的经营活动均位于湖北省，并不存在由于经济环境不同而承担额外的风险和回报的组成部分，因此没有编制地区分部报告。

(b) 其他业务收入及其它业务支出

	2007 年 1-6 月		2006 年 1-6 月	
	其他业务收入	其他业务支出	其他业务收入	其他业务支出
材料销售	39,210,961	39,336,172	63,100,161	65,341,071
动力销售	36,531,253	35,285,040	31,816,144	31,106,007
其他	36,514,828	32,165,101	28,119,219	20,515,506
	112,257,042	106,786,313	123,035,524	116,962,584

材料销售收入主要为向关联方销售的废钢、矿石及燃料等原材料；动力销售收入主要为向关联方销售的氧气、煤气及电力等。

(24) 管理费用

	2007 年 1-6 月	2006 年 1-6 月
工资附加及保险	12,621,158	16,641,536
税金	7,418,441	5,566,444
折旧及无形资产摊销	8,739,983	1,224,966
其他	11,707,484	6,172,893
	40,487,066	29,605,839

(25) 财务费用

	2007 年 1-6 月	2006 年 1-6 月
利息支出	13,300,019	21,917,673
利息收入	(1,387,107)	(877,438)
贴现收入	(360,662)	(829,380)
汇兑损失/(收益)	3,271,689	-
手续费	1,336,096	73,261
	16,160,035	20,284,116

(26) 资产减值损失

	2007 年 1-6 月	2006 年 1-6 月
坏账损失	(30,804)	(91,704,148)
固定资产减值损失	3,088,266	-
在建工程减值损失	-	19,354,463
	3,057,462	(72,349,685)

(27) 营业外收入及营业外支出

	2007 年 1-6 月	2006 年 1-6 月
营业外收入：		
处置固定资产净收益	7,131,902	218,000
违约金	187,059	704,020
其他	604,100	-
	7,923,061	922,020
营业外支出：		
处置固定资产净损失	10,541,014	-
其他	38,016	-
	10,579,030	-

(28) 支付的其他与经营/投资/筹资活动有关的现金

(a) 现金流量表中支付的其他与经营活动有关的现金主要包括：

	2007 年 1-6 月
劳务费	2,605,829
承包费用	860,325
中介服务费	1,531,695
其他	1,466,709
	6,464,558

(b) 现金流量表中支付的其他与筹资活动有关的现金主要包括：

	2007 年 1-6 月
支付之银行手续费	249,943

五 关联方关系及其交易

本公司根据企业会计准则及《股票上市规则》的具体规定认定关联方及关联交易。

(1) 存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济或类型	法定代表人
中信泰富	香港中环添美道一号中信大厦三十二楼	中信泰富在中国包括大陆及香港的业务方面有着丰富经验，业务重点亦日趋侧重于中国大陆。主要业务为特钢制造及其生产所需之原材料铁矿石的开采和在中国大陆开发物业。	最终控股股东	有限责任	荣智健
广州大冶	广州白云花园华益南街 5 号	钢材销售	子公司	有限责任	张家福

(2) 存在控制关系的关联方的注册资本及其变化

企业名称	2006 年 12 月 31 日 (万元)	本期增加 (万元)	本期减少 (万元)	2007 年 6 月 30 日 (万元)
中信泰富	120,000(港币)	-	-	120,000(港币)
广州大冶	205	-	-	205

(3) 存在控制关系的关联方所持股份或权益及其变化

企业名称	2006 年 12 月 31 日 金额	%	本期增加 金额	%	本期减少 金额	%	2007 年 6 月 30 日 金额	%
中信泰富	261,238,480	58.13	-	-	-	-	261,238,480	58.13
广州大冶	2,050,000	100	-	-	-	-	2,050,000	100

(4) 不存在控制关系的关联方的性质

关联企业名称	与本公司的关系
新冶钢	第一大股东
中信投资	第二大股东
江阴兴澄特种钢铁有限公司("兴澄特种钢铁")	同受一最终控股股东控制
江阴泰富兴澄特种材料有限公司("兴澄特种材料")	同受一最终控股股东控制
湖北中特新化能科技有限公司("中特新化能")	同受一最终控股股东控制

(5) 关联交易

(a) 定价政策

公司关联交易包括采购货物、销售货物、加工钢材、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方签定的关联交易合同。具体定价按下列原则协商确定：

- 有国家物价部门定价的，按国家定价；
- 没有国家定价的，以市场价格为标准；
- 市场价格难以衡量时，以实际成本加一定比例为标准商定协议价格，加成比例视具

体货物而定，但不超过成本的 20%。

(b) 采购货物

关联方名称	附注	2007 年 1-6 月	2006 年 1-6 月
新冶钢	(i)	623,404,925	527,406,087
中特新化能		178,601,027	-
		802,005,952	527,406,087

(i) 本公司主要是向新冶钢购买进口矿砂等原材料，以满足生产的需要。采购价格以市场价格为定价基准。同时，由于生产工艺流程的需要，本公司以协议价格向新冶钢购买钢坯。

(c) 销售货物

关联方名称	附注	2007 年 1-6 月	2006 年 1-6 月
新冶钢	(i)	341,498,174	598,070,521
兴澄特种钢铁		2,019,151	4,259,377
中特新化能		17,409,304	-
		360,926,629	602,329,898

(i) 本公司主要向新冶钢提供辅料备件、连铸坯、以及通过该公司出口钢材等，主要包括：

- 本公司以采购成本价向新冶钢提供矿石、铁精矿、焦丁等大宗原材料做相互生产调配之需。2007 上半年销售金额为人民币 50,364,003 元(2006 年同期：62,107,830 元)。
- 本公司以协议价格向新冶钢销售连铸坯，2007 上半年销售金额为人民币 273,252,193 元(2006 年同期：329,201,047 元)。
- 本公司通过新冶钢出口钢材，2007 上半年共计金额达到人民币 2,115,709 元 (2006 年同期：184,198,226 元)。
- 本公司以协议价格销售自产煤气、动力等给湖北新冶钢有限公司，2007 上半年共 15,766,269 元(2006 年同期 22,563,419 元)。

(d) 提供劳务

关联方名称	2007 年 1-6 月	2006 年 1-6 月
新冶钢	1,195,409	5,920,874
中特新化能	1,264,323	-
	2,459,732	5,920,874

本公司向新冶钢提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。

(e) 接受劳务

关联方名称	2007 年 1-6 月	2006 年 1-6 月
新冶钢	3,577,733	3,127,094

本公司主要是以协议价格向新冶钢购买运输、安装劳务等。

(f) 销售固定资产

关联方名称	2007 年 1-6 月	2006 年 1-6 月
新冶钢	634,126	-

本公司主要是以账面净值向新冶钢转让其生产所需的机器设备等。

(g) 购入固定资产

关联方名称	2007 年 1-6 月	2006 年 1-6 月
新冶钢	10,274,846	-

本公司主要由新冶钢购入其生产所需的机器设备等。

(h) 接受担保

关联方名称	2007 年 1-6 月	2006 年 1-6 月
新冶钢	-	151,000,000

于本年度，该等担保合同已经撤销。

(6) 关联方应收、应付款项余额

(a) 期末包括于应收账款的关联方余额如下：

	2007 年 06 月 30 日	2006 年 12 月 31 日
兴澄特种钢铁	2,281,403	1,466,428

(b) 期末包括于应付账款中的关联方余额如下：

	2007 年 06 月 30 日	2006 年 12 月 31 日
新冶钢	14,002,497	-

六 或有事项

截止本会计报表批准日，本公司无需要披露的重大或有事项。

七 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在会计报表上确认的资本性支出承诺：

	2007 年 06 月 30 日	2006 年 12 月 31 日
建筑物及机器设备	118,737,179	52,292,794

八 资产负债表日后事项

截止本会计报表批准日，本公司无需要披露的重大资产负债表日后事项。

九 扣除非经常性损益后的净利润

	2007年1-6月	2006年1-6月
净利润	171,069,285	196,358,556
加/(减)：非经常性损益项目		
- 处置固定资产的净损失	10,541,014	(218,000)
-投资收益	-	(704,020)
- 计提的资产减值准备	3,088,266	19,354,463
-以前年度已经计提各项减值准备的转回	(30,804)	(91,704,148)
- 其他营业外收入	(7,923,061)	-
- 其他营业外支出	38,016	-
	176,782,716	123,086,851
非经常性损益的所得税影响数	-	-
扣除非经常性损益后的净利润	176,782,716	123,086,851

十　其它补充资料

2007 年中期资产减值准备明细表

(除特别注明外，金额单位为人民币元)

项　　目	年初账面余额	本期计提	本期减少数		期末账面余额
			转回	转销	
一、坏账损失	161,443,551	-	30,804	(143,597,907)	17,876,448
二、存货跌价损失	34,532,417	-	-	-	34,532,417
三、可供出售金融资产减值损失					
四、持有至到期投资减值损失					
五、长期股权投资减值损失	2,659,621	-	-	-	2,659,621
六、投资性房地产减值损失					
七、固定资产减值损失	-	3,088,266	-	-	3,088,266
八、工程物资减值损失					
九、在建工程减值损失	11,898,266	-	-	-	11,898,266
十、生产性生物资产减值损失					
十一、油气资产减值损失					
十二、无形资产减值损失					
十三、商誉减值损					
十四、其他					
合计	210,533,855	3,088,266	30,804	(143,597,907)	70,055,018

公司法定代表人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

2006年1-6月净利润差异调节表

项目	金额
2006 年度净利润（原会计准则）	196,358,556
追溯调整项目影响合计数	-
其中：营业成本	-
公允价值变动收益	-
投资收益	-
2006 年度净利润（新会计准则）	196,358,556
假定全面执行新会计准则的备考信息	
其他项目影响合计数	-
其中：开发费用	-
债务重组收益	-
投资收益	-
2006 年度模拟净利润	196,358,556

利润表调整项目

（2006 年 1-6 月）

项目	调整前	调整后
管理费用	(62,098,309)	29,605,839
营业外支出	19,354,463	-
资产减值损失	-	(72,349,685)
净利润	196,358,556	196,358,556

净资产收益率及每股收益计算表

编制单位：大冶特殊钢股份有限公司　　　　会计报表属期：2007 年 1-6 月

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
	(%)	(%)	(元)	(元)
归属于公司普通股股东的净利润	11.46	12.15	0.38	0.38
扣除非经常性损益后归属于公司普通股股东的净利润	11.84	12.56	0.39	0.39

净资产收益率及每股收益计算表

编制单位：大冶特殊钢股份有限公司　　　　会计报表属期：2006 年 1-6 月

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
	(%)	(%)	(元)	(元)
归属于公司普通股股东的净利润	16.64	18.28	0.44	0.44
扣除非经常性损益后归属于公司普通股股东的净利润	10.43	11.46	0.27	0.27

计算过程

1） 每股收益

① 基本每股收益

A、基本每股收益（归属于公司普通股股东的净利润）

2007 年1-6 月＝171,069,285/449,408,480=0.38

2006 年1-6 月＝196,358,556/449,408,480=0.44

B、 基本每股收益（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年1-6 月＝(171,069,285+5,713,431)/ 449,408,480=0.39

2006 年1-6 月＝(196,358,556-73,271,705)/ 449,408,480=0.27

② 稀释每股收益

A、 稀释每股收益（归属于公司普通股股东的净利润）：

2007 年1-6 月＝171,069,285/449,408,480=0.38

2006 年1-6 月＝196,358,556/449,408,480=0.44

B、 稀释每股收益（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年1-6 月＝(171,069,285+5,713,431)/ 449,408,480=0.39

2006 年1-6 月＝(196,358,556-73,271,705)/ 449,408,480=0.27

（2） 净资产收益率

① 全面摊薄净资产收益率

A、全面摊薄净资产收益率（归属于公司普通股股东的净利润）

2007 年1-6 月＝171, 069, 285/1, 493, 101, 250*100%=11. 46%

2006 年 1-6 月＝196, 358, 556/1, 180, 175, 647*100%=16. 64%

B、全面摊薄净资产收益率（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年1-6 月＝(171,069,285+5,713,431)/ 1, 493, 101, 250*100%=11. 84%

2006 年1-6 月＝(196,358,556-73,271,705)/ 1, 180, 175, 647*100%=10. 43%

② 加权平均净资产收益率

A、加权平均净资产收益率（归属于公司普通股股东的净利润）

2007 年1-6 月＝171, 069, 285/（1, 322, 031, 965+1, 493, 101, 250）/2*100%=12. 15%

2006 年1-6 月＝196, 358, 556/(968, 479, 228+1, 180, 175, 647)/2*100%=18. 28%

B、 加权平均净资产收益率（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年1-6 月＝(171,069,285+5,713,431)/(1, 322, 031, 965+1, 493, 101, 250）/2*100%=12. 56%

2006 年1-6 月＝(196,358,556-73,271,705)/(968, 479, 228+1, 180, 175, 647）/2*100%=11. 46%

大冶特殊钢股份有限公司

董 事 会

2007 年 8 月 17 日

****

完

香港， 二零零七年八月二十一日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆董事會第二十次會議決議公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708 **股票简称：大冶特钢** **公告编号：2007-018**

大冶特殊钢股份有限公司
第四届董事会第二十次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第四届董事会第二十次会议于 2007 年 8 月 7 日以书面、传真、邮件方式发出通知，于 2007 年 8 月 17 日以通讯方式召开，会议应到董事 11 名，实到董事 11 名。会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《公司 2007 年半年度报告及其摘要》；

该议案表决结果，赞成票：11 票，反对票、弃权票为 0 票。

二、审议通过了《关于核销坏帐损失的议案》；

根据《企业会计准则》和《大冶特殊钢股份有限公司资产减值准备及其损失处理管理办法》的规定，按照一贯性、谨慎性的原则，公司对下述应收帐款形成的坏帐损失予以核销：

1、由于债务人已破产、注销、停业等原因，且资不抵债，核销此类性质的应收账款 42,102,285.65 元。

2、因债权时限较长，已过诉讼时效，或账龄超过 5 年，经公司清欠部门、法院等执法部门多次依法清收，确实无法收回，核销此类性质的应收账款 104,632,522.36 元。

鉴于以上造成坏帐损失的事实清楚，证据确凿，经董事会研究同意，并报黄石市国家税务局核准，核销上述应收帐款共形成的坏帐损失 146,734,808.01 元。由于 2004 年度公司对以上应收帐款按制度全额计提或补提专项及一般坏账准备。因此，本次核销对公司 2007 年本报告期利润无影响。

该议案表决结果，赞成票：11 票，反对票、弃权票为 0 票。

该议案尚需提交公司下次股东大会审议通过。

三、审议通过了《关于调整公司管理机构的议案》；

根据公司生产经营、行政管理和发展的需要，公司董事会决定调整公司内部管理机构的设置。调整后的公司内部管理机构设置如下：

大冶特殊钢股份有限公司董事会秘书室；

大冶特殊钢股份有限公司审计部；

大冶特殊钢股份有限公司总经理办公室；

大冶特殊钢股份有限公司发展规划部；

大冶特殊钢股份有限公司人力资源部；

大冶特殊钢股份有限公司企业管理信息部；

大冶特殊钢股份有限公司市场部；

大冶特殊钢股份有限公司销售公司；

大冶特殊钢股份有限公司外贸部；

大冶特殊钢股份有限公司供应部；

大冶特殊钢股份有限公司生产安全管理部；

大冶特殊钢股份有限公司技术部；

大冶特殊钢股份有限公司财务部；

大冶特殊钢股份有限公司装备部；

大冶特殊钢股份有限公司能源环保部；

大冶特殊钢股份有限公司质量检验部；

大冶特殊钢股份有限公司技术改造部；

大冶特殊钢股份有限公司招标部；

大冶特殊钢股份有限公司物资管理部；

大冶特殊钢股份有限公司法律事务部。

该议案表决结果，赞成票：11票，反对票、弃权票为0票。

四、审议通过了《公司内部审计管理暂行规定》；(《公司内部审计管理暂行规定》见同日巨潮资讯网 http：//www.cninfo.com.cn)；

该议案表决结果，赞成票：11票，反对票、弃权票为0票。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007年8月17日

****

完

香港，　二零零七年八月二十一日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆監事會第十三次會議決議公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　　股票简称：大冶特钢　　　公告编号：2007-019

大冶特殊钢股份有限公司
第四届监事会第十三次会议决议公告

本公司及其监事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司第四届监事会第十三次会议于 2007 年 8 月 17 日以通讯方式召开，会议应到监事 5 人，实到监事 5 人，会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《公司 2007 年半年度报告及其摘要》；

监事会认为：公司 2007 年半年度报告及其摘要的内容和格式符合中国证监会和深圳证券交易所的规定和要求，真实、完整的反映出 2007 年上半年的公司治理、财务经营等状况；其编制和审议程序符合相关法律、法规和公司章程及公司管理制度的规定。

该议案表决结果，赞成票：5 票，反对票、弃权票为 0 票。

二、审议通过了《关于核销坏帐损失的议案》；

监事会认为：公司核销坏帐损失符合《企业会计准则》、《公司资产减值准备及其损失处理管理办法》等相关政策、法规的规定。公司确认坏帐损失的事实清楚、客观，程序规范。其坏帐损失核销后，能够真实地反映公司的资产状况。

该议案表决结果，赞成票：5 票，反对票、弃权票为 0 票。

三、审议通过了《关于调整公司管理机构的议案》；

该议案表决结果，赞成票：5 票，反对票、弃权票为 0 票。

四、审议通过了《公司内部审计管理暂行规定》；

该议案表决结果，赞成票：5 票；反对票、弃权票为 0 票。

特此公告。

大冶特殊钢股份有限公司

监　事　会

2007 年 8 月 17 日

****

完

香港，　二零零七年八月二十一日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited

中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

CHAIRMAN'S LETTER TO SHAREHOLDERS

CITIC Pacific achieved a net profit of HK$4,968 million in the first six months of 2007, a 44% increase compared with the same period last year. The Group's various businesses performed well. Our special steel manufacturing business in particular had an excellent six months, with profit contribution more than doubling. A HK$1.9 billion profit was recorded following the successful listing of CITIC 1616 in April of this year. In light of the satisfactory performance and the Group's financial position, the board has recommended paying a special dividend of HK$0.20 per share in addition to an interim dividend of HK$0.40 per share.

During the first half of the year, CITIC Pacific continued to implement its strategy of focusing on the development of its core businesses, and at the same time, made progress in divesting non-core businesses. Following the listing of CITIC 1616, we recently submitted to the Hong Kong Stock Exchange an application for a separate listing of Dah Chong Hong, our marketing and distribution business. Preparation work regarding this listing is progressing as planned. We have also taken appropriate actions regarding other non-core assets, therefore enabling management to focus more on the investment and management of core businesses.

Special Steel Manufacturing

After years of hard work, CITIC Pacific Special Steel is now the largest special steel manufacturer in China with over seven million tonnes of annual production capacity. Total special steel produced by our steel plants in the first half of 2007 increased 70% compared with the same period last year. Driven by the development of industries such as auto, petrochemical and industrial manufacturing, among others, the overall market remained strong, and demand for special steel products is expected to continue to be robust in the foreseeable future. Since the acquisitions of Daye and Shijiazhuang Steel, CITIC Pacific Special Steel's production and nation-wide sales networks have become more rationalized. Through centralized management, synergies have been created in the areas of raw material purchasing, and product sales, exports

and transportation. At the same time, the Group's three manufacturing bases can also enjoy the benefit of shared technology and management know-how, resulting in better product re-alignment and higher product quality, which will further strengthen the competitiveness of our products and the overall profitability of CITIC Pacific Special Steel.

Jiangyin Xingcheng Special Steel's new production line has been fully completed and is now operational. This production line, employing advanced technologies, will manufacture high quality special steel that is used mainly in the auto industry. This will further solidify our leading position in the special steel market in China.

As the Chinese economy continues to grow, the demand for high quality special steel will continue. We are confident in the future of CITIC Pacific Special Steel.

Iron Ore Mining

In 2006, CITIC Pacific acquired mining rights to one billion tonnes (stage one) of magnetite ore with options to another five billion tonnes in the Pilbara region of Western Australia. Confirmation of stage two ore reserves is progressing well. Work on the mine has commenced with the aim of initial production in 2009. Once completed, this mine will supply much needed raw material to our own steel mills; it will also become a long-term stable strategic resource to other steel plants in China.

Subject to approval by the relevant government authorities, an agreement has been reached with the China Metallurgical Group ("MCC") for it to become a 20% partner in this project. MCC is already one of the main contractors of this mining project.

Property

Property development in mainland China is one of our core businesses. In the past two years, CITIC Pacific has rapidly increased its land bank that can be developed over the coming years. Mainly located in economically developed areas centered around Shanghai as well as Hainan Island, China's largest tourism and leisure destination, the value of these development projects all have potential to appreciate. We will continue to actively increase land reserves, which will help lay a solid foundation for the long-term development of our property business. We believe the completion of these projects will bring significant profit contribution to the Group.

Since the second quarter of 2007, the property market in mainland China has been active with strong demand. Sales at our New Westgate Garden residential project in Shanghai are satisfactory. Most of the commercial space has also been leased.

In the first half of the year, we increased our shareholding in the Shanghai Lu Jia Zui Financial District Project to 50%. Construction of the first phase will commence soon. Once completed, this project will become another landmark on the bank of Shanghai's Huangpu River.

During this period, progress has been made on the construction of projects in Ningbo, Wuxi, Yangzhou and Qingpu. We expect to market these projects in phases starting in the fourth

quarter of 2007. Our large development in Hainan Island is progressing well. Major infrastructure work, such as roads and bridges, has already begun. Construction on hotels and other related facilities will also commence soon.

The Group's investment properties in Hong Kong and Shanghai continue to have high occupancy rates with increased average rentals, providing us with stable cash flow.

Aviation

Benefiting from robust economies in mainland China, Hong Kong and globally, the aviation market remains buoyant. Cathay Pacific enjoyed an excellent first half with a historically high passenger load factor. The restructured Dragonair is being systematically integrated into the operations of Cathay Pacific in order to fully reflect synergies. The two airlines will continue to expand their fleet, and additional flights to New York City, San Francisco and Melbourne are being planned.

Power Generation

The Group's power plants performed well in the first six months of 2007. Ligang Phase III entered commercial operation at the end of last year and is now profitable. Work on Ligang Phase IV is progressing well. The first unit (600MW) completed on-grid testing in July this year and the second unit (600MW) is expected to be completed by year-end. We have also begun an initial feasibility study on Ligang Phase V.

Looking to the Future

Step-by-step we have implemented a series of strategic plans with the aim of focusing on core businesses, and we believe this has been widely recognized and supported by the market. We expect recurring earnings from core businesses to increase substantially in the future. We will continue to implement our strategy in order to demonstrate the value of our company, and achieve higher returns for our shareholders.

The rapid and healthy development of the Chinese economy has brought us tremendous business opportunities and we are confident in the future of CITIC Pacific.

On behalf of our directors, I would like to express my heartfelt thanks to our employees for their hard work and to our shareholders for their support. Without them, we would not have achieved our excellent results.

Larry Yung Chi Kin
Chairman
Hong Kong, 22 August 2007

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE – UNAUDITED

in HK$ million	Note	**2007**	2006
Turnover	2	**19,618**	22,881
Cost of Sales		**(13,973)**	(18,507)
Distribution and Selling Expenses		**(438)**	(451)
Other Operating Expenses		**(1,433)**	(1,351)
Change in Fair Value of Investment Properties		**355**	422
Profit from Consolidated Activities	3	**4,129**	2,994
Share of Results of			
Jointly Controlled Entities		**652**	302
Associated Companies		**708**	988
Finance Charges		**(126)**	(404)
Finance Income		**119**	89
Net Finance Charges	4	**(7)**	(315)
Profit before Taxation		**5,482**	3,969
Taxation	5	**(174)**	(328)
Profit for the Period		**5,308**	3,641
Attributable to:			
Shareholders of the Company		**4,968**	3,440
Minority Interests		**340**	201
		5,308	3,641
Dividends			
Dividend Proposed	6	**(1,325)**	(1,316)
Earnings per Share for Profit attributable to Shareholders of the Company during the period (HK$)	7		
Basic		**2.25**	1.57
Diluted		**2.25**	1.57
Dividend per Share (HK$)			
Interim		**0.40**	0.30
Special		**0.20**	0.30

CONSOLIDATED BALANCE SHEET

in HK$ million	Note	**Unaudited 30 June 2007**	Audited 31 December 2006
Non-Current Assets			
Fixed Assets			
Property, plant and equipment		**10,441**	10,593
Investment properties		**10,046**	9,604
Properties under development		**3,605**	2,712
Leasehold land		**2,059**	1,712
		26,151	24,621
Jointly controlled entities		**16,555**	15,051
Associated companies		**16,611**	16,506
Other financial assets		**4,435**	2,819
Intangible asset		**3,460**	2,986
Deferred tax assets		**113**	103
Derivative financial instruments		**192**	117
		67,517	62,203
Current Assets			
Properties held for sale		**677**	705
Inventories		**4,509**	3,920
Debtors, accounts receivable, deposits and prepayments	8	**9,051**	6,153
Cash and bank deposits		**4,135**	3,679
		18,372	14,457
Current Liabilities			
Bank loans, other loans and overdrafts			
Secured		**230**	285
Unsecured		**2,785**	1,404
Creditors, accounts payable, deposits and accruals	8	**7,751**	8,030
Provision for taxation		**443**	319
		11,209	10,038
Net Current Assets		**7,163**	4,419
Total Assets Less Current Liabilities		**74,680**	66,622

CONSOLIDATED BALANCE SHEET (continued)

in HK$ million	Note	**Unaudited 30 June 2007**	Audited 31 December 2006
Non-Current Liabilities			
Long term borrowings		**18,960**	16,604
Deferred tax liabilities		**1,869**	1,954
Derivative financial instruments		**31**	55
		20,860	18,613
Net Assets		**53,820**	48,009
EQUITY			
Share capital		**884**	878
Reserves		**48,932**	43,217
Proposed dividend		**1,325**	2,415
Equity attributable to Shareholders of the Company		**51,141**	46,510
Minority Interests		**2,679**	1,499
Total Equity		**53,820**	48,009

NOTES TO THE ACCOUNTS

1 Significant accounting policies

These condensed unaudited consolidated interim accounts ("the Accounts") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies used in preparation of the Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2006 and with the adoption of certain new or revised Hong Kong Financial Reporting Standards ("HKFRS") and HKAS in 2007, among which the following will have disclosure impacts on the 2007 annual accounts:

- HKFRS 7 "Financial Instrument: Disclosures"; and
- Amendment to HKAS 1 "Presentation of Financial Statements" – Capital Disclosures

The adoption of these accounting standards has no material effect on the Group's results of operations.

2 Turnover and segment information

An analysis of the Group's turnover and profit from consolidated activities before net finance charges and share of results of jointly controlled entities and associated companies by principal activities are as follows:

Six months ended 30 June 2007 *in HK$ million*	Turnover	Profit from consolidated activities	Share of results of jointly controlled entities	Share of results of associated companies	Group total	Segment allocations	Segment profit
By principal activities							
Special Steel	8,737	1,274	227	-	1,501	-	1,501
Property	371	293	(11)	46	328	42	370
Power Generation	5	4	265	(1)	268	-	268
Aviation	-	-	(74)	486	412	-	412
Civil Infrastructure	360	252	56	23	331	-	331
Marketing & Distribution	7,062	272	23	(23)	272	(42)	230
Communications	3,061	1,896	12	61	1,969	-	1,969
Others	22	21	154	-	175	-	175
Fair Value Change of Investment Properties	-	355	-	116	471	-	471
Less: General and Administration Expenses	-	(238)	-	-	(238)	-	(238)
	19,618	4,129	652	708	5,489	-	5,489
Net Finance Charges							(7)
Taxation							(174)
Profit for the Period							5,308

2 Turnover and segment information (Continued)

Six months ended 30 June 2006 *in HK$ million*	Turnover	Profit from consolidated activities	Share of results of jointly controlled entities	Share of results of associated companies	Group total	Segment allocations	Segment profit
By principal activities							
Special Steel	7,665	790	-	-	790	-	790
Property	7,996	1,690	-	237	1,927	42	1,969
Power Generation	2	(150)	163	(41)	(28)	-	(28)
Aviation	-	-	3	453	456	-	456
Civil Infrastructure	351	253	56	28	337	-	337
Marketing & Distribution	6,032	211	20	(7)	224	(42)	182
Communications	786	46	19	51	116	-	116
Others	49	5	41	-	46	-	46
Fair Value Change of Investment Properties	-	422	-	267	689	-	689
Less: General and Administration Expenses	-	(273)	-	-	(273)	-	(273)
	22,881	2,994	302	988	4,284	-	4,284
Net Finance Charges							(315)
Taxation							(328)
Profit for the Period							3,641

2 Turnover and segment information (Continued)

An analysis of the Group's turnover by geographical area is as follows:

	Six months ended 30 June	
in HK$ million	**2007**	2006
By geographical area		
Hong Kong	**6,326**	11,041
Mainland China	**12,410**	11,121
Overseas	**882**	719
	19,618	22,881

3 Profit from consolidated activities

The profit from consolidated activities is arrived at after crediting and charging:

	Six months ended 30 June	
in HK$ million	**2007**	2006
Crediting		
Dividend income from other financial assets	**29**	9
Profit on disposal of other financial assets	**-**	3
Profit on disposal of subsidiary companies	**1,928**	1,262
Charging		
Cost of inventories sold	**12,803**	11,384
Depreciation of property, plant and equipment	**549**	441
Amortisation of leasehold land	**24**	27

4 Net finance charges

in HK$ million	Six months ended 30 June 2007	2006
Finance charges		
Interest expenses	**421**	460
Other finance charges	**33**	22
Amount capitalized	**(262)**	(113)
Fair value (gains)/losses on derivative financial instruments	**(66)**	35
	126	404
Finance income		
Interest income	**(119)**	(89)
	7	315

5 Taxation

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations. Details as follows:

in HK$ million	Six months ended 30 June 2007	2006
Current taxation		
Hong Kong profits tax	**104**	98
Overseas taxation	**207**	163
Deferred taxation		
Changes in fair value of investment properties	**55**	42
Origination and reversal of other temporary differences	**(15)**	25
Effect on tax rate change	**(177)**	-
	174	328

6 Dividends

in HK$ million	Six months ended 30 June **2007**	2006
2006 Final dividend paid: HK$0.80 (2005: HK$0.80) per share	**1,767**	1,755
2006 Special dividend paid: HK$0.30 (2005: Nil) per share	**662**	-
	2,429	1,755
2007 Interim dividend proposed: HK$0.40 (2006: HK$0.30) per share	**883**	658
2007 Special dividend proposed: HK$0.20 (2006: HK$0.30) per share	**442**	658
	1,325	1,316

7 Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders of HK$ 4,968 million (2006: HK$3,440 million).

The basic earnings per share is based on the weighted average number of 2,203,437,210 shares in issue during the period (2006: 2,193,406,134 shares in issue). The diluted earnings per share is based on 2,208,527,391 shares (2006: 2,197,886,817 shares) which is the weighted average number of shares in issue during the period plus the weighted average number of 5,090,181 shares (2006: 4,480,683 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

8.1 Debtors, accounts receivable, deposits and prepayments

in HK$ million	**30 June 2007**	31 December 2006
Trade debtors		
Within 1 year	**2,416**	2,150
Over 1 year	**14**	24
	2,430	2,174
Accounts receivable, deposits and prepayments	**6,621**	3,979
	9,051	6,153

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) Each business unit has a defined credit policy appropriate to its circumstances.

iii) The carrying amounts of debtors, accounts receivable, deposits and prepayments approximate their fair value.

iv) Accounts receivable, deposits and prepayments included derivative financial assets of HK$33 million (2006: HK$14 million).

8.2 Creditors, accounts payable, deposits and accruals

in HK$ million	**30 June 2007**	31 December 2006
Trade creditors		
Within one year	**3,076**	2,553
Over one year	**290**	314
	3,366	2,867
Accounts payable, deposits and accruals	**4,385**	5,163
	7,751	8,030

Note:

i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$9 million (2006: HK$9 million).

ii) The carrying amounts of creditors, accounts payable, deposits and accruals approximate their fair value.

FINANCIAL REVIEW AND ANALYSIS

Group Debt and Liquidity

The financial position of the Group as at 30 June 2007, as compared to 31 December 2006 and 30 June 2006, is summarised as follows:

HK$ million	**30 June 2007**	31 December 2006	30 June 2006
Total debt	**21,975**	18,293	18,178
Cash and bank deposits	**4,135**	3,679	4,289
Net debt	**17,840**	14,614	13,889
Leverage (Net debt to Total capital)	**26%**	24%	25%

The original denomination of the Group's borrowings as well as cash and deposit balances by currencies as at 30 June 2007 is summarised as follows:

Denomination *HK$ million equivalent*	HK$	US$	Renminbi	Yen	Other	**Total**
Total debt in original currency	8,882	8,446	3,499	1,038	110	**21,975**
Total debt after hedging	16,640	1,091	3,499	635	110	**21,975**
Cash and bank deposits	664	1,211	2,088	100	72	**4,135**
Net debt / (cash) after hedging	15,976	(120)	1,411	535	38	**17,840**

As at 30 June 2007, subsidiaries' assets of HK$718 million (31 December 2006: HK$696 million) were pledged to secure banking facilities, these arrangements mainly related to Daye Special Steel Co., Ltd. and Dah Chong Hong's business overseas.

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year.

HK$ million	2007	2008	2009	2010	2011	2012 and Beyond	Total	Percentage
Parent Company	15	1,304 [1]	649	2,915	3,810 [2]	8,686 [3]	17,379	79%
Subsidiaries	1,210	1,177	1,136	305	768	0	4,596	21%
Total Maturing Debt	1,225	2,481	1,785	3,220	4,578	8,686	21,975	100%
Percentage	6%	11%	8%	15%	20%	40%	100%	
Available Facilities	0	3,807	731	0	4,536	9,978	19,052	

1 Including a US$166 million short term bridging loan for the Iron Ore Mining project due in 2008.
2 Including a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.
3 Including a JPY8.1 billion floating rate note due in 2035 which was issued by a wholly owned special purposes vehicle.

Available Sources of Financing

In addition to cash and deposits balance of HK$4.1 billion as at 30 June 2007, the Group had undrawn available loan facilities totaling HK$21.4 billion, of which HK$16.1 billion was committed long term loans, HK$2.9 billion was committed short term loan and HK$2.4 billion was money market lines. Besides, trade facilities amounting to HK$2.3 billion was available. Borrowings by sources of financing as at 30 June 2007 is summarised as follows:

HK$ million	Total Facilities	Outstandings	Available Facilities
Committed Facilities			
Short Term Loan *	4,212	1,296	2,916
Term Loans	31,795	15,659	16,136
Global Bonds	3,510	3,510	0
Private Placement	403	403	0
Total Committed	39,920	20,868	19,052
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	3,491	1,078	2,413
Trade Facilities	3,066	805	2,261

* This is a USD short term bridging loan to support the funding requirement of the Iron Ore Mining project.

In addition to the above summarised facilities, the Company established Cooperative Agreements with several major PRC banks. Under such agreements, general credit limits were granted to us to support the Group's funding requirements. Utilisation of these facilities will be subject to the banks' approval on a project-by-project basis in accordance with PRC banking regulations. As at 30 June 2007, total credit limit of around RMB72 billion under such arrangements remained available, of which RMB37.9 billion have been specifically allocated to Iron Ore Mining, Special Steel, Property and Power Generation projects. These arrangements will further support the Group's expansion strategy in the mainland.

Risk Management

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed and in general, the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore it is subject to the market risk of foreign exchange rates in HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitations in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency and thus the RMB exchange swap market is not readily available or efficient at this time. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US dollars. As the Group's investment in mainland China is expanding, CITIC Pacific has an increasing exposure to the Renminbi. As at 30 June 2007, the Group had net RMB exposure of approximately HK$33 billion (31 December 2006: HK$30 billion).

The underlying cash flow of the Group's businesses is mainly in HK dollars or in Renminbi. CITIC Pacific employed foreign exchange forward contracts and other instruments to minimise potential exposure to debt principal and interest payments denominated in other currencies. As at 30 June 2007, such contracts outstanding amounted to HK$7,624 million (31 December 2006: HK$6,116 million). In addition, foreign exchange forward contracts were employed by our subsidiaries to hedge currency fluctuations. As at 30 June 2007, such contracts outstanding amounted to HK$1,135 million (31 December 2006: HK$707 million).

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market trend, the Group's cash flow pattern, interest coverage ratio and etc.

The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 30 June 2007, CITIC Pacific had outstanding interest rate swap / option contracts with a notional amount of HK$11.4 billion. After the swaps, HK$7.0 billion or 32% of the Group's total borrowings were effectively paying fixed rate and the remaining were effectively paying floating rate of interest. The Group's overall weighted average all-in cost of borrowings (including fees and hedging costs) for the six months ended 30 June 2007 was about 5.4%, compared with 5.0% for the same period last year.

Capital Commitment and Contingent Liabilities

As at 30 June 2007, the Group's contracted capital commitment was approximately HK$12 billion and the Group's contingent liabilities had not changed significantly from the last year end.

HUMAN RESOURCES

As at the end of June 2007, the total number of Employees at CITIC Pacific reached a new high of 23,989 as the Group continued to step up its development and investment in mainland China and Australia. Mainland China and Hong Kong have the largest number of employees at 19,720 and 3,932 respectively. The other 337 are employed in subsidiaries in Japan, Singapore, Canada and Australia.

Sustained economic expansion has kept the employment market active and led to an increase in the demand for talent. To ensure that overall compensation is internally equitable, externally competitive, and in support of the business strategy, the Group proactively conducts reviews of cash compensation and benefit programs that are provided to its employees. As the Group remains largely compatible with the other similar large companies in the market, no major changes to the human resources management policy have been made in the last 6 months. In line with the established policy, some interim salary adjustments were awarded on a selective basis to recognize performance and match market changes.

CITIC Pacific actively promotes a culture of open communication in which staff can report concerns and share ideas with management. The Group is also committed to providing a healthy organizational environment that is conducive to each individual's development. Employees are encouraged to improve themselves through further studies and are supported with financial sponsorship from the Group. In-house training for different levels of employees is organized on a regular basis to provide product knowledge and skill improvement. Moreover, with the growing cross-territory business activities across Hong Kong, mainland China and Australia, the Group continues to strengthen business integration, knowledge sharing and skill transfer among staff at these locations.

CITIC Pacific fully supports investing in the training and development of our younger generation. The Group has implemented various management trainee and apprentice training programs. It also sponsors a scholarship prize for the Hong Kong Air Cadet Corps in their preparatory pilot training program and supports local universities by providing summer internship opportunities in the Group's mainland China operations.

CITIC Pacific and its employees continue to support charitable work and the promotion of education, environmental protection, sports, culture and the arts by sponsorship and participation in related activities.

CORPORATE GOVERNANCE

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Details of our corporate governance practices can be found on page 51 of the 2006 annual report and the Company's website www.citicpacific.com.

Throughout the six months ended 30 June 2007, CITIC Pacific has complied with all code provisions in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Audit Committee has reviewed the Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board.

The Interim Accounts, which are prepared in accordance with HKAS 34 "Interim Financial Reporting", have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

DIVIDEND AND CLOSURE OF REGISTER

The Directors have declared an interim dividend of HK$0.40 (2006: HK$0.30) per share and a special dividend of HK$0.20 (2006: HK$0.30) per share for the year ending 31 December 2007 payable on Tuesday, 18 September 2007 to shareholders whose names appear on the Register of Members of the Company on Thursday, 13 September 2007. The Register of Members of the Company will be closed from Friday, 7 September 2007 to Thursday, 13 September 2007, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend and the special dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Thursday, 6 September 2007.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30 June 2007. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the six months ended 30 June 2007.

FORWARD LOOKING STATEMENTS

This announcement contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

INTERIM REPORT

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Hong Kong Stock Exchange's website (www.hkex.com.hk). The additional information in Interim Report including a full financial analysis will be posted on the Company's website as soon as possible. The full Interim Report will be made available on the website of the Company and the Hong Kong Stock Exchange around 31 August 2007 and sent to shareholders on 6 September 2007.

By Order of the Board
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 22 August 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

END